FILE NO. 333-
Securities and Exchange Commission
Washington, D.C.  20549-1004
to
to
Form S-6
For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.
A. Exact name of Trust: Fidelity Defined Trusts, Municipal Income Trust
  Series 1
B. Name of Depositor: National Financial Services Corporation
C. Complete address of Depositor's principal executive offices:
 82 Devonshire Street N7A
 Boston, MA  02109-3614
D. Name and complete address of agents for service:
 National Financial Services Corporation Chapman And Cutler
 Attention:  David J. Pearlman Attention:  Mark J. Kneedy
 82 Devonshire Street N7A 111 West Monroe Street
 Boston, MA  02109-3614 Chicago, Illinois  60603
E. Title and amount of securities being registered: An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended
F. Proposed maximum offering price to the public of the securities being registered: Indefinite
G. Amount of registration fee: $0.00
H. Approximate date of proposed sale to the public:
As Soon As Practicable After The Effective Date Of
The Registration Statement
// Check box if it is proposed that this filing will become effective on December 17, 1996 pursuant to Rule 487.
______________________________________________________________________
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



FIDELITY DEFINED TRUSTS, MUNICIPAL INCOME TRUST
SERIES 1
CROSS REFERENCE SHEET
Pursuant to Rule 404(c) of Regulation C
under the Securities Act of 1933
(Form N-8B-2 Items Required by Instruction
1 as to Prospectus on Form S-6)
Form N-8B-2 Form S-6
Item Number Heading in Prospectus
I.  Organization and General Information
 1. (a)  Name of trust ) Prospectus Front Cover Page
 (b)  Title of securities issued ) Prospectus Front Cover Page
 2. Name and address of Depositor ) Essential Information
  ) The Sponsor
 3. Name and address of Trustee ) Essential Information
  ) Trust Administration
 4. Name and address of principal ) Public Offering of Units underwriter
 5. Organization of trust ) Fidelity Defined Trusts, Municipal
     Income Trust Series
 6. Execution and termination of ) Fidelity Defined Trusts, Municipal
   Trust Indenture and Agreement    Income Trust Series
  ) Trust Administration

 7. Changes of Name ) *
 8. Fiscal year ) *
 9. Material Litigation ) *
II.  General Description of the Trust and
Securities of the Trust
10. General information regarding ) Fidelity Defined Trusts, Municipal
   trust's securities and    Income Trust Series
   rights of security holders ) Tax Status
  ) Public Offering of Units
  ) Unitholders
  ) Trust Administration
11. Type of securities comprising ) Prospectus Front Cover Page units ) Fidelity Defined Trusts, Municipal
     Income Trust Series
  ) Portfolio
12. Certain information regarding ) *
   periodic payment certificates )
13. (a) Load, fees, charges and expenses ) Prospectus Front Cover Page ) Essential Information
  ) Portfolio
  )
  ) Trust Expenses
  ) Public Offering of Units
  ) Unitholders and Sponsor
 (b)  Certain information regarding )
        periodic payment plan ) *
        certificates )
 (c)  Certain percentages ) Prospectus Front Cover Page
  ) Essential Information
  )
 (d) Variations in fees among certain ) Public Offering of Units classes of holders ) Unitholders
 (e)  Certain other fees, expenses or ) Trust Expenses
        charges payable by holders ) Unitholders
 (f)  Certain profits to be received ) Public Offering of Units by depositor, principal ) Public Offering of Units
        underwriter, trustee or any ) Portfolio
        affiliated persons )
 (g)  Ratio of annual charges ) *
        to income )
14. Issuance of trust's securities ) Unitholders
15. Receipt and handling of payments ) Public Offering of Units from purchasers )
16. Acquisition and disposition of ) Fidelity Defined Trusts, Municipal
   underlying securities    Income Trust Series
  ) Unitholders
  ) Trust Administration
17. Withdrawal or redemption ) Unitholders
  ) Trust Administration
18. (a)  Receipt and disposition ) Prospectus Front Cover Page of income ) Unitholders
 (b)  Reinvestment of distributions ) Distribution Reinvestment
 (c)  Reserves or special funds ) Trust Expenses
  ) Unitholders
 (d)  Schedule of distributions ) *
19. Records, accounts and reports ) Unitholders
  ) Trust Administration
20. Certain miscellaneous provisions ) Trust Administration
   of Trust Agreement )
21. Loans to security holders ) *
22. Limitations on liability ) Portfolio
  ) Trust Administration
23. Bonding arrangements ) *
24. Other material provisions of ) *
 Trust Indenture Agreement )
III.  Organization, Personnel and Affiliated
Persons of Depositor
25. Organization of Depositor ) Trust Administration
26. Fees received by Depositor ) *
27. Business of Depositor ) Trust Administration
28. Certain information as to ) The Sponsor
   officials and affiliated )
   persons of Depositor )
29. Companies owning securities  ) The Sponsor
   of Depositor )
30. Controlling persons of Depositor ) The Sponsor
31. Compensation of Officers of ) *
   Depositor )
32. Compensation of Directors ) *
33. Compensation to Employees ) *
34. Compensation to other persons ) *
IV.  Distribution and Redemption of Securities
35. Distribution of trust's securities ) Public Offering of Units by states )
36. Suspension of sales of trust's ) *
   securities )
37. Revocation of authority to ) *
   distribute )
38. (a)  Method of distribution )
  )
 (b)  Underwriting agreements ) Public Offering of Units
  )
 (c)  Selling agreements )
39. (a)  Organization of principal ) *
        underwriter )
 (b)  N.A.S.D. membership by ) *
        principal underwriter )
40. Certain fees received by ) *
   principal underwriter )
41. (a)  Business of principal ) Trust Administration
        underwriter )
  (b)  Branch offices of principal ) *
        underwriter )
 (c)  Salesmen of principal ) *
        underwriter )
42. Ownership of securities of ) *
   the trust )
43. Certain brokerage commissions ) *
   received by principal underwriter )
44. (a)  Method of valuation ) Prospectus Front Cover Page
  ) Essential Information
  ) Trust Expenses
  ) Public Offering of Units
 (b)  Schedule as to offering ) *
        price )
 (c)  Variation in offering price ) *
        to certain persons )
45. Suspension of Redemption Rights ) *
46. (a)  Redemption valuation ) Unitholders
  ) Trust Administration
 (b)  Schedule as to redemption ) *
        price )
47. Purchase and sale of interests  ) Public Offering of Units in underlying securities ) Trust Administration
V.  Information Concerning the Trustee or Custodian
48. Organization and regulation of ) Trust Administration
    Trustee )
49. Fees and expenses of Trustee ) Essential Information
  ) Trust Expenses
50. Trustee's lien ) Trust Expenses
VI.  Information Concerning Insurance of Holders of Securities
51. Insurance of holders of trust's ) Trust Expenses
   securities )
52. (a)  Provisions of trust agreement )
        with respect to replacement ) Trust Administration
        or elimination portfolio )
        securities )
 (b)  Transactions involving )
        elimination of underlying ) *
        securities )
 (c)  Policy regarding substitution )
        or elimination of underlying ) Trust Administration
        securities )
 (d)  Fundamental policy not ) *
        otherwise covered )
53. Tax Status of trust ) Tax Status
VII.  Financial and Statistical Information
54. Trust's securities during ) *
   last ten years )
55.  )
56. Certain information regarding ) *
57.   periodic payment certificates )
58.  )
59. Financial statements (Instructions ) Report of Independent Certified
   1(c) to Form S-6) )   Public Accountants
   Statements of Condition
______________________________________________
* Inapplicable, omitted, answer negative or not required

FIDELITY DEFINED TRUSTS - MUNICIPAL INCOME TRUST SERIES
__________________

INFORMATION SUPPLEMENT
SERIES 1
This Information Supplement provides additional information concerning the structure, operations and risks of a Fidelity Defined Trusts - Municipal Income Trust Series not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("PROSPECTUS"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This information Supplement has been created to supplement information contained in the Prospectus.
This Information Supplement is dated _____________, 1997. Capitalized terms have been defined in the Prospectus.
TABLE OF CONTENTS
_____________________
General Risk Disclosure 2
Health Facility Obligations 2
Housing Obligations 2
Single Family Mortgage Revenue Bonds 3
Federally Enhanced Obligations 3
Industrial Revenue Obligations 4
Electric Utility Obligations 5
Transportation Facility Revenue Bonds 5
Water and/or Sewerage Obligations 5
University and College Revenue Obligations 6
Bridge Authority and Tollroad Obligations 6
Dedicated-Tax Supported Bonds 6
Municipal Lease Bonds 7
Original Issue Discount Bonds and Stripped Obligations 7
Description of Ratings 8
Standard & Poor's Corporation 8
Ratings of Insured Trust Units 10
Appendix A - Massachusetts Disclosure
Appendix B - Pennsylvania Disclosure
General Risk Disclosure
An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Trust. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.
HEALTH FACILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes.
Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.
Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.
HOUSING OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.
SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.
FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Facility, Housing, and Single Family Mortgage Revenue Obligations (the "OBLIGATIONS") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations.
Payment of mortgage insurance benefits may be (1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("FANNIE MAE") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.
INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBS"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds. ELECTRIC UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of electric energy. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds. TRANSPORTATION FACILITY REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities will use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.
WATER AND/OR SEWERAGE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.
UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, the government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.
BRIDGE AUTHORITY AND TOLLROAD OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.
DEDICATED-TAX SUPPORTED BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.
MUNICIPAL LEASE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.
ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempted interest income for federal income tax purposes.
On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.
Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently. Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "ACCRETED VALUE") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.
Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above. Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield of maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "Tax Status" in Part B of this Prospectus.)
Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.
Description of Ratings<F1>
STANDARD & POOR'S CORPORATION. A description of the applicable Standard & Poor's Corporation rating symbols and their meanings follows:
A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.
The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.
<F1> As published by the rating companies
The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.
The ratings are based, in varying degrees, on the following considerations:
 I. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
 II. Nature of and provisions of the obligation;
 III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.
AAA-This is the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
AA-Bonds rated AA have a very strong capacity to pay interest and repay principal, and differ from the highest rated issues only in small degree. A-Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.
BBB-Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher rated categories.
PLUS (+) OR MINUS (-): The ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.
PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.
NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.
Note rating symbols are as follows:
SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.
SP-2 Satisfactory capacity to pay principal and interest.
RATINGS OF INSURED TRUST UNITS
A Standard & Poor's rating on the units of an insured investment trust (hereinafter referred to collectively as "UNITS" and "TRUSTS") is a current assessment of creditworthiness with respect to the investment held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust purchase price will reduce payment to the unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.
Units rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's and/or certain short-term investments. Standard & Poor's defines its AAA rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong. However, unit ratings may be subject to revision or withdrawal at any time by Standard & Poor's and each rating should be evaluated independently of any other rating.
MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:
Aaa-Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that, with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.
Aa-Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.
A-Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.
Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
Baa-Bonds which are rated Baa are considered as medium grade obligations, I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.
Con. (-)-Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.
NOTE RATINGS:
MIG 1-This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.
MIG 2-This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

Fidelity Defined Trusts - Municipal Income Trust Series
Massachusetts Insured Trust
Series 1
Prospectus
Part A
National Financial Services Corporation
82 Devonshire Street
Boston, Massachusetts  02109
TRUSTEE:
The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004-2413
1-800-887-6926
THIS PART A MUST BE
ACCOMPANIED BY PART B.
____________, 1997
Please Retain this Prospectus
for Future Reference

MASSACHUSETTS INSURED TRUST, SERIES 1
(Fidelity Defined Trusts - Municipal Income Trust Series 1)
Prospectus - Part A
THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS DATED ____________, 1997. BOTH PARTS A AND B OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.
Massachusetts Insured Trust, Series 1 (the "MASSACHUSETTS INSURED TRUST" or "TRUST"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Massachusetts or certain United States Territories or authorities or political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, and Massachusetts income tax, as detailed below.
The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.
The Massachusetts Insured Trust consists of ____________ obligations of issuers located in the State of Massachusetts. The Bond issues in the Massachusetts Insured Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The Bonds in the Massachusetts Insured Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:
Number of    Purpose of              Portfolio
Issues       Issue                   Percentage

             General Obligation      %

             Airport                 %

             Electric                %

             Health Care             %

             Other Housing           %

             Resource Recovery       %

             Sewer                   %

             Single Family Housing   %

             Multi-Family Housing    %

             Transportation          %

             University and School   %

             Utility                 %

             Water                   %

             Water & Sewer           %

             Miscellaneous           %

Each of ____ Bond issues represents ____% or more of the aggregate principal amount of the Bonds in the Massachusetts Insured Trust or a total of approximately ____%. The largest such issue represents approximately ____%. None of the Bonds in the Trust are subject to call within ____ years of the Initial Date of Deposit, although certain bonds may be subject to an extraordinary call.
Approximately ____% of the aggregate principal amount (approximately ____% of the aggregate offering price) of the Bonds in the Massachusetts Insured Trust were purchased at a premium over par value. Certain of these Bonds are subject to redemption pursuant to call provisions in approximately ____ years after the Initial Date of Deposit. See "Massachusetts Insured Trust, Series 1-Portfolio" contained herein and "Description of Bond Ratings" in the Information Supplement.
All of the Bonds included in the Massachusetts Insured Trust are insured by MBIA Insurance Corporation or other insurers. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units. As a result of the insurance, the Bonds in the Massachusetts Insured Trust have received a rating of "Aaa" by Moody's Investors Service, Inc. ("MOODY'S") and the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S").
UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS ____________, 1997

ESSENTIAL INFORMATION
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
OF THE BONDS-___________, 1997
SPONSOR: National Financial Services Corporation
TRUSTEE:  The Chase Manhattan Bank
EVALUATOR: Muller Data Corporation

General Information

Principal Amount of Bonds in the Trust                                                  $

Number of Units

Fractional Undivided Interest in the Trust per Unit

Principal Amount (Par Value) of Bonds per Unit (1)                                      $

Public Offering Price:

Aggregate Offering Price Evaluation of Bonds in the Portfolio                           $

Aggregate Offering Price Evaluation per Unit                                            $

Sales Charge _______% (______% of the Aggregate Offering Price Evaluation per           $
Unit) (2)

Public Offering Price per Unit (3)                                                      $

Sponsor's Initial Repurchase Price per Unit (3)                                         $

Redemption Price per Unit (4)                                                           $

Excess of Public Offering Price per Unit Over Redemption Price per Unit                 $

Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit    $



First Settlement Date               _____

Discretionary Liquidation Amount    The Trust may be terminated if the value of the Trust is
                                    less than 20% of the aggregate principal amount of the
                                    Bonds deposited in such Trust during the primary
                                    offering period.

Mandatory Termination Date          December 31, 2045


Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.
____________________
(1) Many unit investment trusts comprised of municipal securities issue a number of Units such that each Unit represents approximately $1,000 principal amount of underlying securities. For the Massachusetts Insured Trust, the Sponsor has elected to provide that number of Units which will establish as close as possible as of the opening of business on the Initial Date of Deposit a Public Offering Price per Unit of $1,000. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.
(2) The sales charge is reduced for purchases of $100,000 or greater. See "Public Offering of Units" in Part B of this Prospectus.
(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Secondary Market" in Part B of this Prospectus.
(4) See "Redemption" in Part B of this Prospectus.

SPECIAL TRUST INFORMATION

                                                                 Monthly   Semi-Annual

Calculation of Estimated Net Annual Unit Income (1)

Estimated Annual Interest Income per Unit (1)                    $         $

Estimated Annual Trust Expense per Unit:

Trustee's Fees (1)                                               $         $

Evaluator's Fees ($.___ per $1,000 principal amount of Bonds at the Initial Date of Deposit)

Supervisory and Administrative Fees (2)                          $         $

Organizational Expenses (3)                                      $         $

Other Expenses                                                   $         $

Less: Estimated Annual Expense per Unit                          $         $

Estimated Net Annual Interest Income per Unit                    $         $

Calculation of Interest Distribution per Unit
Divided by 12 and 2, respectively                                $         $

Estimated Daily Rate of Net Interest Accrual per Unit            $         $

Initial Distribution-                    ,1997 (4)               $         $

Partial Distribution-                   ,1997 (4)                $         $

Regular Distribution (4)                                         $         $

(Commencing)

Estimated Current Return Based on Public Offering Price (5)      %         %

Estimated Long-Term Return Based on Public Offering Price (5)    %         %

CUSIP


____________________
(1) During the first year only, the Trustee has agreed to reduce its fee and pay expenses of the Trust in an amount (approximately $_____________) equal to the interest that would have accrued prior to the expected delivery dates of Bonds included in the Portfolio that were purchased on a "when, as and if issued" or delayed delivery basis. During the first year, Estimated Annual Interest income per Unit would be $_____________. Estimated Net Annual Interest income per Unit, Estimated Current Return Based on Public Offering Price and Estimated Long-Term Return Based on Public Offering Price would be as indicated above. See "Estimated Long Term Return and Estimated Current Return" and "Trust Expenses" in Part B of the Prospectus.
(2) Supervisory Fees are payable to an affiliate of the Sponsor. Bookkeeping and Administrative Fees are payable to the Sponsor.
(3) The Trust (and therefore the Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Trust Expenses" and "Statement of Net Assets."
(4) Additional information concerning distributions of interest and principal can be found in "Distributions to Unitholders" in Part B of this Prospectus.
(5) See "Estimated Long Term Return and Estimated Current Return" in Part B of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Trustee at no charge by calling the Trustee at the number listed in Part B of this Prospectus.

MASSACHUSETTS RISK FACTORS
The financial condition of the Commonwealth of Massachusetts is affected by various national, economic, social and environmental policies and conditions. Additionally, limitations imposed by statute and voter initiative upon the Commonwealth and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.
The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. The employment in the Commonwealth has been and continues to be significantly and adversely affected by reductions in federal government spending on defense-related industries. The Commonwealth has many material future liabilities, including an underfunded retirement system and Medicaid expenditures.
The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.
In recent years, the Commonwealth of Massachusetts and certain of its public bodies and municipalities, particularly the City of Boston have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. Standard and Poor's currently rates the Commonwealth's uninsured general obligation bonds at A+, while Moody's rates these obligations at A1.
Further information concerning Massachusetts risk factors may be obtained upon written or telephonic request to the Trustee as described in "Other Information" appearing in Part B of this Prospectus.
TAX STATUS
In the opinion of _______________, special Massachusetts counsel to the Trust, based on rulings by the Commissioner of Revenue and under existing law:
For Massachusetts income tax purposes, each Trust will be treated as a corporate trust under Section 8 of Chapter 62 of the Massachusetts General Laws ("M.G.L.") and not as grantor trust under Section 10(e) of M.G.L. Chapter 62.
The Trust will not be held to be engaging in business in Massachusetts within the meaning of said Section 8 and will, therefore, not be subject to Massachusetts income tax.
Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent tax-exempt interest excludable from gross income for Federal income tax purposes received by the Trust on obligations issued by Massachusetts, its counties, municipalities, authorities, political subdivisions or instrumentalities or by Puerto Rico, the Virgin Islands, Guam, the Northern Mariana Islands or other possessions of the United States within the meaning of Section 103(c) of the Internal Revenue Code of 1986, as amended ("MASSACHUSETTS OBLIGATIONS").
Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62 will not be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions are derived from the proceeds of insurance obtained by the Sponsor of the Trust or by the issuer or underwriter of an obligation held by the Trust that represent maturing interest on defaulted obligations held by the Trustee, if and to the same extent that such earnings or distributions would have been excludable from the gross income of such Unitholders if derived from interest paid by the issuer of the defaulted obligation.
Unitholders which are corporations subject to taxation under M.G.L. Chapter 63 will be required to include their respective shares of the earnings of or distributions from the Trust in their Massachusetts gross income to the extent that such earnings or distributions represent interest from bonds, notes or indebtedness of any state, including Massachusetts, except for interest which is specifically exempted from such tax by the acts authorizing issuance of said Massachusetts Obligations.
The Trust's capital gains and/or capital losses which are includable in the Federal gross income of Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts taxation under M.G.L. Chapter 63 will be included as capital gains and/or losses in the Unitholders' Massachusetts gross income, except for capital gain which is specifically exempted from taxation under such Chapters by the acts authorizing issuance of said Massachusetts Obligations.
Unitholders which are corporations subject to tax under M.G.L. Chapter 63 and which are tangible property corporations will not be required to include the Units when determining the value of their tangible property. Unitholders which are intangible property corporations will be required to include the Units when determining their net worth.
Gains or losses realized on sales or redemptions of Units by Unitholders who are subject to Massachusetts income taxation under M.G.L. Chapter 62, or Unitholders which are corporations subject to Massachusetts income taxation under M.G.L. Chapter 63, will be includable in their Massachusetts gross income. In determining such gain or loss Unitholders will, to the same extent required for Federal tax purposes, have to adjust their tax bases for their Units for accrued interest received, if any, on Massachusetts Obligations delivered to the Trustee after the Unitholders pay for their Units, for amortization of premiums, if any, on Massachusetts Obligations held by the Trust, and for accrued original issue discount with respect to each Massachusetts Obligation which, at the time the Massachusetts Obligation was issued, had original issue discount.
The Units of the Trust are not subject to any property tax levied by Massachusetts or any political subdivision thereof, nor to any income tax levied by any such political subdivision. They are includable in the gross estate of a deceased holder who is a resident of Massachusetts for purposes of the Massachusetts Estate Tax.
FOR INFORMATION WITH RESPECT TO THE FEDERAL INCOME TAX STATUS AND OTHER TAX MATTERS, SEE "TAX STATUS" IN PART B OF THIS PROSPECTUS.
FEDERAL AND MASSACHUSETTS TAX-FREE INCOME
The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under published Federal tax rates scheduled to be in effect in 1997. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $117,950. The table does not reflect the effect of the limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
TAXABLE EQUIVALENT YIELD
Taxable Income ($1,000's)         Tax-Exempt Yield


Single              Joint               Tax    5.00%                      5.50%   6.00%

Return              Return              Rate   Taxable Equivalent Yield

$0-24.0             $0-40.1             25.2   6.68                       7.35    8.02

24.0-58.2           40.1-96.9           36.6   7.89                       8.68    9.46

58.2-121.3          96.9-147.7          39.3   8.24                       9.06    9.88

121.3-263.8         147.7-263.8         43.7   8.88                       9.77    10.66

Over 263.8          Over 263.8          46.8   9.40                       10.34   11.28



MASSACHUSETTS INSURED TRUST, SERIES 1
PORTFOLIO
UNITS RATED "AAA"(hollow bullet) AT THE OPENING OF BUSINESS
ON THE INITIAL DATE OF DEPOSIT OF THE BONDS - ___________, 1997

Aggregate   Issue Represented by Sponsor's                Redemption      Cost to
Principal   Contracts to Purchase Bonds (1)   Rating(2)   Provisions(3)   the Trust

$                                                                         $







_______                                                                   _______

$                                                                         $


____________________
(hollow bullet) Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Insurance on the Bonds" in Part B of this Prospectus.
(solid bullet) Sponsor's contracts for the purchase of all or a portion of these Bonds (approximately ____% of the aggregate principal amount of the Bonds in the Trust) are either on a "when, as and if issued" basis or are delayed delivery Bonds and are expected to be settled on or before
____________.
(questionmark) These Bonds were issued at an original issue discount on ___________ at a price of ____% of their original principal amount.
_ These Bonds are of the same issue as another Bond in the Trust.
 For industry concentrations of the Bonds in the Trust, see page 1.
 See "Notes to Portfolio" on page 9.

NOTES TO PORTFOLIO
(1) Sponsor's contracts to purchase Bonds were entered into during the period from ____________ to ____________. All contracts to purchase Bonds are expected to be settled on or prior to ____________ unless otherwise indicated.
Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:

                               Aggregate                                      Annual      Annual
                               offering    Cost of    Profit or               Insurance   Interest
                               Price of    Bonds to   (Loss) to   Bid Price   Cost to     Income
Trust                          Bonds       Sponsor    Sponsor     of Bonds    Trust       to Trust

Massachusetts Insured Trust,
Series 1                       $           $          $           $           $           $






Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Muller Data Corporation.
(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks. See "Insurance on the Bonds" in Part B of this Prospectus and "Description of Bond Ratings" in the Information Supplement.
(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" in Part B of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Tax Status" in Part B of this Prospectus.
(4) Ratings by Moody's Investors Service, Inc. Such ratings were obtained from a municipal bond information reporting service.

MASSACHUSETTS INSURED TRUST, SERIES 1

STATEMENT OF NET ASSETS
(Fidelity Defined Trusts - Municipal Income Trust Series 1)
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
____________, 1997
Net Assets

Delivery statements relating to Sponsor's contracts to
purchase tax-exempt municipal bonds (1)(2)(3)            $

Accrued interest on underlying bonds (2)(3)(4)

Organizational Costs (5)

Less distributions payable (4)                           ___

Accrued Organizational Costs (5)

Net assets                                               $

Outstanding units

Analysis of Net Assets

Cost to investors (6)                                    $

Less gross underwriting commissions (6)                  ___

Net assets                                               $

____________________
(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.
(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been allocated among each Trust included in the Fidelity Defined Trusts - Tax-Free Series 1 as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds, which is exclusive of the amount by which the Trustee has agreed to reduce its fees during the first year ($).
                                        Accrued
                  Aggregate   Accrued   Interest to

      Letter of Credit         Offering   Interest to   Expected

                                     To be      Price of   Date of   Dates of
Trust                    Available   Utilized   Bonds      Deposit   Delivery

Massachusetts Insured
Trust, Series 1          $           $          $          $         $

____________________
(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit.
(4) The Trustee will advance to the Trust the amount of net interest accrued to __________, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.
(5) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected size of $___________ for the Trust. To the extent the Trust is larger or smaller, the estimate will vary.
(6) The aggregate cost to investors and the aggregate gross underwriting commissions of ___% are computed assuming no reduction of sales charge for quantity purchases.

REPORT OF INDEPENDENT AUDITORS
THE SPONSOR, NATIONAL FINANCIAL SERVICES CORPORATION, AND UNITHOLDERS Fidelity Defined Trusts - Municipal Income Trust Series 1
Massachusetts Insured Trust, Series 1
We have audited the accompanying statement of net assets, including the portfolio, of National Insured Trust, Series 1 (the "TRUST"), included in Fidelity Defined Trusts - Municipal Income Trust Series 1, as of the opening business on ____________, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of it assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ____________, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.
In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Massachusetts Insured Trust, Series 1, included in Fidelity Defined Trusts - Municipal Income Trust Series 1, at the opening of business on __________, 1997 in conformity with generally accepted accounting principles.
Deloitte & Touche, LLP
New York, New York
____________, 1997

Fidelity Defined Trusts - Municipal Income Trust Series
Pennsylvania Insured Trust
Series 1
Prospectus
Part A
National Financial Services Corporation
82 Devonshire Street
Boston, Massachusetts  02109
TRUSTEE:
The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004-2413
1-800-887-6926
THIS PART A MUST BE
ACCOMPANIED BY PART B.
____________, 1997
Please Retain this Prospectus
for Future Reference

PENNSYLVANIA INSURED TRUST, SERIES 1
(Fidelity Defined Trusts - Municipal Income Trust Series 1)
Prospectus - Part A
THIS PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY THE PART B OF THE PROSPECTUS DATED ____________, 1997. BOTH PARTS A AND B OF THE PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.
Pennsylvania Insured Trust, Series 1 (the "PENNSYLVANIA INSURED TRUST" or "TRUST"), consists of a portfolio of interest-bearing obligations issued by or on behalf of the State of Pennsylvania or certain United States Territories or authorities or political subdivisions thereof which, in the opinion of recognized bond counsel to the issuing authorities, provide income which is exempt from Federal income tax, and Pennsylvania state and local income tax, as detailed below.
The objectives of the Trust are conservation of capital and income exempt from Federal and applicable state and local income taxes. The objectives are, of course, dependent upon the continuing ability of the issuers, obligors and/or insurers to meet their respective obligations.
The Pennsylvania Insured Trust consists of ____________ obligations of issuers located in the State of Pennsylvania. The Bond issues in the Pennsylvania Insured Trust are either general obligations of governmental entities or are revenue bonds payable from the income of a specific project or authority. The Bonds in the Pennsylvania Insured Trust are divided by purpose of issue and represent the percentage of aggregate principal amount of the Bonds as indicated by the following table:
Number of    Purpose of              Portfolio
Issues       Issue                   Percentage

             General Obligation      %

             Airport                 %

             Electric                %

             Health Care             %

             Other Housing           %

             Resource Recovery       %

             Sewer                   %

             Single Family Housing   %

             Multi-Family Housing    %

             Transportation          %

             University and School   %

             Utility                 %

             Water                   %

             Water & Sewer           %

             Miscellaneous           %

Each of ____ Bond issues represents ____% or more of the aggregate principal amount of the Bonds in the Pennsylvania Insured Trust or a total of approximately ____%. The largest such issue represents approximately ____%. None of the Bonds in the Trust are subject to call within ____ years of the Initial Date of Deposit, although certain bonds may be subject to an extraordinary call.
Approximately ____% of the aggregate principal amount (approximately ____% of the aggregate offering price) of the Bonds in the Pennsylvania Insured Trust were purchased at a premium over par value. Certain of these Bonds are subject to redemption pursuant to call provisions in approximately ____ years after the Initial Date of Deposit. See "Pennsylvania Insured Trust, Series 1-Portfolio" contained herein and "Description of Bond Ratings" in the Information Supplement.
All of the Bonds included in the Pennsylvania Insured Trust are insured by MBIA Insurance Corporation or other insurers. The insurance guarantees the timely payment of principal and interest of the Bonds, but does not guarantee the value of the Bonds or the Units. As a result of the insurance, the Bonds in the Pennsylvania Insured Trust have received a rating of "Aaa" by Moody's Investors Service, Inc. ("MOODY'S") and the Bonds and the Units in the Trust have received a rating of "AAA" by Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S").
UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS ____________, 1997

ESSENTIAL INFORMATION
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
OF THE BONDS-___________, 1997
SPONSOR: National Financial Services Corporation
TRUSTEE:  The Chase Manhattan Bank
EVALUATOR: Muller Data Corporation

General Information

Principal Amount of Bonds in the Trust                                                  $

Number of Units

Fractional Undivided Interest in the Trust per Unit

Principal Amount (Par Value) of Bonds per Unit (1)                                      $

Public Offering Price:

Aggregate Offering Price Evaluation of Bonds in the Portfolio                           $

Aggregate Offering Price Evaluation per Unit                                            $

Sales Charge ______%  (______% of the Aggregate Offering Price Evaluation per           $
Unit) (2)

Public Offering Price per Unit (3)                                                      $

Sponsor's Initial Repurchase Price per Unit (3)                                         $

Redemption Price per Unit (4)                                                           $

Excess of Public Offering Price per Unit Over Redemption Price per Unit                 $

Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit    $



First Settlement Date               _____

Discretionary Liquidation Amount    The Trust may be terminated if the value of the Trust is
                                    less than 20% of the aggregate principal amount of the
                                    Bonds deposited in such Trust during the primary
                                    offering period.

Mandatory Termination Date          December 31, 2045


Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the Pennsylvania Stock Exchange on each day on which it is open.
____________________
(1) Many unit investment trusts comprised of municipal securities issue a number of Units such that each Unit represents approximately $1,000 principal amount of underlying securities. For the Pennsylvania Insured Trust, the Sponsor has elected to provide that number of Units which will establish as close as possible as of the opening of business on the Initial Date of Deposit a Public Offering Price per Unit of $1,000. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or will mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.
(2) The sales charge is reduced for purchases of $100,000 or greater. See "Public Offering of Units" in Part B of this Prospectus.
(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Secondary Market" in Part B of this Prospectus.
(4) See "Redemption" in Part B of this Prospectus.

SPECIAL TRUST INFORMATION

                                                                 Monthly   Semi-Annual

Calculation of Estimated Net Annual Unit Income (1)

Estimated Annual Interest Income per Unit (1)                    $         $

Estimated Annual Trust Expense per Unit:

Trustee's Fees (1)                                               $         $

Evaluator's Fees ($.___ per $1,000 principal amount of Bonds at the Initial Date of Deposit)

Supervisory and Administrative Fees (2)                          $         $

Organizational Expenses (3)                                      $         $

Other Expenses                                                   $         $

Less: Estimated Annual Expense per Unit                          $         $

Estimated Net Annual Interest Income per Unit                    $         $

Calculation of Interest Distribution per Unit
Divided by 12 and 2, respectively                                $         $

Estimated Daily Rate of Net Interest Accrual per Unit            $         $

Initial Distribution-                      ,1997 (4)             $         $

Partial Distribution-                     ,1997 (4)              $         $

Regular Distribution (4)                                         $         $

(Commencing)

Estimated Current Return Based on Public Offering Price (5)      %         %

Estimated Long-Term Return Based on Public Offering Price (5)    %         %

CUSIP


____________________
(1) During the first year only, the Trustee has agreed to reduce its fee and pay expenses of the Trust in an amount (approximately $_____________) equal to the interest that would have accrued prior to the expected delivery dates of Bonds included in the Portfolio that were purchased on a "when, as and if issued" or delayed delivery basis. During the first year, Estimated Annual Interest income per Unit would be $_____________. Estimated Net Annual Interest income per Unit, Estimated Current Return Based on Public Offering Price and Estimated Long-Term Return Based on Public Offering Price would be as indicated above. See "Estimated Long Term Return and Estimated Current Return" and "Trust Expenses" in Part B of the Prospectus.
(2) Supervisory Fees are payable to an affiliate of the Sponsor. Bookkeeping and Administrative Fees are payable to the Sponsor.
(3) The Trust (and therefore the Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over a five year period. See "Trust Expenses" and "Statement of Net Assets."
(4) Additional information concerning distributions of interest and principal can be found in "Distributions to Unitholders" in Part B of this Prospectus.
(5) See "Estimated Long Term Return and Estimated Current Return" in Part B of this Prospectus for a description of how these returns are calculated. The above figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates, and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for this Trust may be obtained from the Trustee at no charge by calling the Trustee at the number listed in Part B of this Prospectus.

PENNSYLVANIA RISK FACTORS
The financial condition of the State of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the Bonds to satisfy their obligations.
The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the Bonds, are affected by numerous factors. Pennsylvania historically has been identified as a heavy industry state, although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and health services, education and financial institutions. The Commonwealth's agricultural industries are also an important component of its economic structure.
All outstanding general obligation bonds of the State are rated "AA-" by Standard and Poor's and "A1" by Moody's.
Further information concerning Pennsylvania risk factors may be obtained upon written or telephone request to the Trustee as described in "Other Information" appearing in Part B of this Prospectus.
TAX STATUS
In the opinion of ___________________, special counsel for the Trust for Pennsylvania tax matters, under existing law:
Units evidencing fractional undivided interests in the Pennsylvania Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision, are not taxable under any of the personal property taxes presently in effect in Pennsylvania;
Distributions of interest income to Unitholders that would not be taxable if received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;
A Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his or her Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;
A Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares tax;
Gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994.
Any proceeds paid under insurance policies issued to the Trustee or obtained by issuers of the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations;
The Trust is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.
FOR INFORMATION WITH RESPECT TO THE FEDERAL INCOME TAX STATUS AND OTHER TAX MATTERS, SEE "TAX STATUS" IN PART B OF THIS PROSPECTUS.
FEDERAL AND PENNSYLVANIA TAX-FREE INCOME
The following table shows the approximate marginal taxable yields for individuals that are equivalent to tax-exempt yields under published Federal tax rates scheduled to be in effect in 1997. The table incorporates increased tax rates for higher-income taxpayers that were included in the Revenue Reconciliation Act of 1993. The table illustrates what you would have to earn on taxable investments to equal the tax-exempt yield for your income tax bracket. The taxable equivalent yields may be somewhat higher than the equivalent yields indicated in the following table for those individuals who have adjusted gross incomes in excess of $117,950. The table does not reflect the effect of the limitations (if any) on the amount of allowable itemized deductions and the deduction for personal or dependent exemptions or any other credits. These limitations were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the maximum marginal Federal tax rate to approximately 44% for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41% for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
TAXABLE EQUIVALENT YIELD
Taxable Income ($1,000's)         Tax-Exempt Yield


Single              Joint               Tax    5.00%                      5.50%   6.00%

Return              Return              Rate   Taxable Equivalent Yield

$0-24.0             $0-40.1             17.4   6.05                       6.66    7.26

24.0-58.2           40.1-96.9           30.0   7.14                       7.86    8.57

58.2-121.3          96.9-147.7          32.9   7.45                       8.20    8.94

121.3-263.8         147.7-263.8         37.8   8.04                       8.84    9.65

Over 263.8          Over 263.8          41.3   8.52                       9.37    10.22



PENNSYLVANIA INSURED TRUST, SERIES 1
PORTFOLIO
UNITS RATED "AAA"(hollow bullet) AT THE OPENING OF BUSINESS
ON THE INITIAL DATE OF DEPOSIT OF THE BONDS - ___________, 1997

Aggregate   Issue Represented by Sponsor's                Redemption      Cost to
Principal   Contracts to Purchase Bonds (1)   Rating(2)   Provisions(3)   the Trust

$                                                                         $







_______                                                                   _______

$                                                                         $


____________________
(hollow bullet) Units are rated "AAA" as a result of insurance. Such rating, as issued by Standard & Poor's, will be in effect for a period of thirteen months from the Initial Date of Deposit and will, unless renewed, terminate at the end of the period. See "Insurance on the Bonds" in Part B of this Prospectus.
(solid bullet) Sponsor's contracts for the purchase of all or a portion of these Bonds (approximately ____% of the aggregate principal amount of the Bonds in the Trust) are either on a "when, as and if issued" basis or are delayed delivery Bonds and are expected to be settled on or before
____________.
(questionmark) These Bonds were issued at an original issue discount on ___________ at a price of ____% of their original principal amount.
_ These Bonds are of the same issue as another Bond in the Trust.
 For industry concentrations of the Bonds in the Trust, see page 1.
 See "Notes to Portfolio" on page 9.

NOTES TO PORTFOLIO
(1) Sponsor's contracts to purchase Bonds were entered into during the period from ____________ to ____________. All contracts to purchase Bonds are expected to be settled on or prior to ____________ unless otherwise indicated.
Other information regarding the Bonds in the Trust on the Initial Date of Deposit is as follows:

                              Aggregate                                      Annual      Annual
                              offering    Cost of    Profit or               Insurance   Interest
                              Price of    Bonds to   (Loss) to   Bid Price   Cost to     Income
Trust                         Bonds       Sponsor    Sponsor     of Bonds    Trust       to Trust

Pennsylvania Insured Trust,
Series 1                      $           $          $           $           $           $






Neither Cost of Bonds to Sponsor nor Profit or (Loss) to Sponsor reflects underwriting profits or losses received or incurred by the Sponsor through its participation in underwriting syndicates but such amounts reflect the cost of insurance obtained by the Sponsor prior to the Initial Date of Deposit for individual Bonds. The Offering and Bid Prices of Bonds were determined by Muller Data Corporation.
(2) All ratings are by Standard & Poor's unless otherwise indicated. Such ratings were obtained from a municipal bond information reporting service. The "AAA" rating on each Bond is a result of insurance. Insurance, however, does not cover certain market risks associated with fixed income securities such as accelerated payments of principal, mandatory redemptions prior to maturity or interest rate risks. See "Insurance on the Bonds" in Part B of this Prospectus and "Description of Bond Ratings" in the Information Supplement.
(3) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year or, if currently redeemable, the redemption price in effect on the Initial Date of Deposit. Issues of Bonds are redeemable at declining prices (but not below par value) in subsequent years except for original issue discount Bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to the redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. See "Risk Factors" in Part B of this Prospectus for a discussion of Bond redemptions and a description of certain of such unusual or extraordinary circumstances under which Bonds may be redeemed. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unit holders the principal amount and any premium received on such redemption (except to the extent the proceeds of the redeemed Bonds are used to pay for Unit redemptions). The estimated current return and the estimated long-term return in this event may be affected by such redemptions. For the Federal and state tax effect on Unit holders of such redemptions and resultant distributions, see "Tax Status" in Part B of this Prospectus.
(4) Ratings by Moody's Investors Service, Inc. Such ratings were obtained from a municipal bond information reporting service.

PENNSYLVANIA INSURED TRUST, SERIES 1

STATEMENT OF NET ASSETS
(Fidelity Defined Trusts - Municipal Income Trust Series 1)
AT THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
____________, 1997
Net Assets

Delivery statements relating to Sponsor's contracts to
purchase tax-exempt municipal bonds (1)(2)(3)            $

Accrued interest on underlying bonds (2)(3)(4)

Organizational Costs (5)

Less distributions payable (4)                           ___

Accrued Organizational Costs (5)

Net assets                                               $

Outstanding units

Analysis of Net Assets

Cost to investors (6)                                    $

Less gross underwriting commissions (6)                  ___

Net assets                                               $

____________________
(1) The aggregate offering price of the bonds for the Trust at the opening of business on the Initial Date of Deposit and the cost to the Trust are the same. The offering price is determined by the Evaluator.
(2) Pursuant to delivery statements relating to contracts to purchase bonds, an irrevocable letter of credit has been allocated among each Trust included in the Fidelity Defined Trusts - Tax-Free Series 1 as collateral. The amount of available letter of credit and the amount expected to be utilized as collateral for the Trust is shown below. The amount expected to be utilized is (a) the cost to the Trust of the principal amount of the bonds to be purchased, (b) accrued interest on those bonds to the Initial Date of Deposit, and (c) accrued interest on those bonds from the Initial Date of Deposit to the expected dates of delivery of the bonds, which is exclusive of the amount by which the Trustee has agreed to reduce its fees during the first year ($).
                                        Accrued
                  Aggregate   Accrued   Interest to

      Letter of Credit         Offering   Interest to   Expected

                                     To be      Price of   Date of   Dates of
Trust                    Available   Utilized   Bonds      Deposit   Delivery

Pennsylvania  Insured
Trust, Series 1          $           $          $          $         $

____________________
(3) Insurance coverage providing for the scheduled payment of principal and interest on all Bonds deposited in the Trust and delivered to the Trustee has been obtained directly by the Bond issuer, the underwriters, the Sponsor or others prior to the Initial Date of Deposit.
(4) The Trustee will advance to the Trust the amount of net interest accrued to __________, the First Settlement Date, for distribution to the Sponsor as the Unit holder of record.
(5) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs which will be deferred and amortized over five years. Organizational costs have been estimated based on a projected size of $___________ for the Trust. To the extent the Trust is larger or smaller, the estimate will vary.
(6) The aggregate cost to investors and the aggregate gross underwriting commissions of ___% are computed assuming no reduction of sales charge for quantity purchases.

REPORT OF INDEPENDENT AUDITORS
THE SPONSOR, NATIONAL FINANCIAL SERVICES CORPORATION, AND UNITHOLDERS Fidelity Defined Trusts - Municipal Income Trust Series 1
Pennsylvania Insured Trust, Series 1
We have audited the accompanying statement of net assets, including the portfolio, of Pennsylvania Insured Trust, Series 1 (the "TRUST"), included in Fidelity Defined Trusts - Municipal Income Trust Series 1, as of the opening business on ____________, 1997. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of it assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on ____________, 1997. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.
In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Pennsylvania Insured Trust, Series 1, included in Fidelity Defined Trusts - Municipal Income Trust Series 1, at the opening of business on __________, 1997 in conformity with generally accepted accounting principles.
Deloitte & Touche, LLP
Pennsylvania, Pennsylvania
____________, 1997

Fidelity Defined Trusts
 Municipal Income Trust Series

Prospectus
Part B
National Financial Services Corporation
82 Devonshire Street
Boston, Massachusetts  02109
TRUSTEE:
The Chase Manhattan Bank
4 New York Plaza
New York, New York 10004-2413
1-800-887-6826

THIS PART B MUST BE
ACCOMPANIED BY PART A.
       , 1997
Please Retain this Prospectus
for Future Reference

FIDELITY
DEFINED TRUSTS - MUNICIPAL INCOME TRUST SERIES

PROSPECTUS - PART B
(GENERAL TERMS)
_____________, 1997
THIS PART B OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART A. BOTH PARTS OF THIS PROSPECTUS SHOULD BE RETAINED FOR FUTURE REFERENCE.
FURTHER DETAIL REGARDING CERTAIN OF THE INFORMATION PROVIDED IN THE PROSPECTUS MAY BE OBTAINED WITHIN FIVE BUSINESS DAYS OF WRITTEN OR TELEPHONIC REQUEST TO THE TRUSTEE AT 4 NEW YORK PLAZA, NEW YORK, NY 10004-2413 OR (800) 257-8787.
INTEREST INCOME TO A TRUST AND TO UNITHOLDERS, IN THE OPINION OF COUNSEL, UNDER EXISTING LAW IS EXEMPT FROM FEDERAL INCOME TAX. CAPITAL GAINS, IF ANY, ARE SUBJECT TO TAX. IN ADDITION, INTEREST INCOME OF STATE TRUSTS IS, IN THE OPINION OF COUNSEL, EXEMPT, TO THE EXTENT INDICATED, FROM STATE AND LOCAL TAXES. INTEREST INCOME OF ANY TRUST OTHER THAN A STATE TRUST MAY BE SUBJECT TO STATE AND LOCAL TAXES.
CURRENTLY OFFERED AT PUBLIC OFFERING PRICE PLUS INTEREST ACCRUED TO THE DATE OF SETTLEMENT. THE MINIMUM AMOUNT WHICH AN INVESTOR MAY INITIALLY PURCHASE OF A TRUST IS $5,000.
THIS FIDELITY DEFINED TRUSTS - MUNICIPAL INCOME TRUST SERIES consists of the underlying separate unit investment trust set forth in Part A of this Prospectus. The various trusts are collectively referred to herein as the "Fidelity Defined Trusts," the "Fidelity Advisor Defined Trusts", the "MITs Trusts" or the "Trusts." Each Trust initially consists of delivery statements relating to contracts to purchase Bonds and, thereafter, will consist of a diversified portfolio of obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof (see "Portfolio" appearing in Part A of this Prospectus). Trusts which consist of obligations from several states are referred to herein as "National Trusts" and Trusts which consist of obligations from a single state are referred to herein as "State Trusts." Except in specific instances as noted in Part A of this Prospectus, the information contained in this Part B shall apply to each Trust in its entirety. All obligations in each Trust are covered by policies of insurance obtained from the MBIA Insurance Corporation guaranteeing payment of principal and interest when due. All such policies of insurance remain effective so long as the obligations are outstanding. As a result of such insurance, the Bonds in each portfolio of the Trusts have received a rating of "Aaa" by Moody's Investors Service, Inc. ("MOODY'S") and the Bonds in the Trusts and the Units of each such Trust have received a rating of "AAA" by Standard & Poor's, a division of the McGraw Hill Companies ("STANDARD & POOR'S"). INSURANCE RELATES ONLY TO THE BONDS IN THE TRUSTS AND NOT TO THE UNITS OFFERED HEREBY OR TO THEIR MARKET VALUE. (See "Insurance on the Bonds.")
THE OBJECTIVES of a Trust are tax-exempt income and conservation of capital through a diversified investment in tax-exempt Bonds. The payment of interest and the preservation of principal are, of course, dependent upon the continuing ability of the issuers of Bonds and of any insurer thereof to meet their obligations thereunder. There is no guarantee that a Trust's objectives will be achieved. (See "Risk Factors.")
DISTRIBUTIONS of interest received by a Trust will be made semi-annually unless the Unitholder elects to receive them monthly. (See "Distributions to Unitholders.") Distribution of funds in the Principal Account, if any, will ordinarily be made semi-annually.
FOR ESTIMATED LONG TERM RETURNS AND ESTIMATED CURRENT RETURNS to Unitholders in each Trust on the business day prior to the Date of Deposit, see Part A of this Prospectus and "Estimated Long Term Return and Estimated Current Return."
THE PUBLIC OFFERING PRICE per Unit of each Trust during the initial offering period is equal to a pro rata share of the OFFERING prices of the Bonds in such Trust's portfolio plus a sales charge of up to ____% of the Public Offering Price (equivalent to _____% of the net amount invested); the sales charge is somewhat lower on Trusts with lesser average maturities. (See "Public Offering of Units.") The Secondary Market Public Offering Price per Unit for each Trust will be equal to a pro rata share of the sum of BID prices of the Bonds in such Trust plus the sales charges determined based on the number of years remaining to the maturity of each Bond. Accrued interest from the preceding Record Date to, but not including, the settlement date (normally three business days after purchase) is added to the Public Offering Price. The sales charge is reduced on a graduated scale for sales involving at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor. (See "Public Offering of Units.")
A UNITHOLDER MAY REDEEM UNITS at the office of the Trustee at prices based upon the BID prices of the Bonds. The price received upon redemption may be more or less than the amount paid by Unitholders, depending upon the value of the Bonds on the date of tender for redemption. (See "Redemption.") The Sponsor, although not required to do so, intends to make a secondary market for the Units of the Trusts at prices based upon the BID prices of the Bonds in the respective Trusts. (See "Market for Units.")
RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See Part A of this Prospectus and "Risk Factors."
UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

TABLE OF CONTENTS
Heading Page
The Fidelity Defined Trusts - Municipal Income Trust Series 4
Objectives of the Trusts 5
Summary of Portfolios 5
Risk Factors 5
Composition of Trusts 9
Insurance on the Bonds 11
Public Offering of Units 13
Market for Units 16
Accrued Interest 17
Public Distribution of Units 18
Estimated Long Term Return and Estimated Current Return 20
Tax Status 21
Trust Expenses 24
Distributions to Unitholders 26
Distribution Reinvestment 27
Reports to Unitholders 28
Unit Value and Evaluation 28
Ownership and Transfer of Units 29
Redemption 30
Purchase of Units by the Sponsor 32
Trust Administration 32
The Trustee 33
The Sponsor 34
Other Information 35
The Fidelity Defined Trusts - Municipal Income Trust Series
This Fidelity Defined Trusts - Municipal Income Trust Series is one of a series of separate but similar investment companies created by the Sponsor, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Agreement. Specific information regarding this Trust is set forth in Part A of this Prospectus. The various Fidelity Defined Trusts - Municipal Income Trust Series are collectively referred to herein as the "TRUSTS." This Series was created under the laws of the State of New York pursuant to a Trust Agreement dated the Date of Deposit (the "INDENTURE") between National Financial Services Corporation (the "SPONSOR") and The Chase Manhattan Bank (the "TRUSTEE").<F2>
The Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "BONDS"). See "Portfolio" in Part A of this Prospectus, for a description of the Bonds deposited in a Trust. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Portfolio" in Part A of this Prospectus and "Composition of Trusts" for a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract. Payment of interest on the Bonds in each Trust, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor or by the issuers of the Bonds. (See "Insurance on the Bonds.")
The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Trust, and which are offered for sale by this Prospectus. Each Unit of a Trust represents a fractional undivided interest in the principal and net income of such Trust in the ratio set forth in "Essential Information" in Part A of this Prospectus. Units may only be sold in states in which they are registered. To the extent that Units of any Trust are redeemed by the Trustee, the aggregate value of such Trust's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Trust will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.
Objectives of the Trusts
The objectives of the Trusts are income exempt from Federal income tax and, in the case of State Trusts, state income taxes, and where applicable, local and/or intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and certain state income tax and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Trust has been obtained by the Sponsor or by the issuers of such Bonds from MBIA Insurance Corporation, and as a result of such insurance the Bonds in the Trusts are rated "Aaa" by Moody's and both the Bonds in the Trusts and the Units of the Trusts are rated "AAA" by Standard & Poor's. (See "Insurance on the Bonds" herein and "Description of Ratings" in the Information Supplement.) There is, of course, no guarantee that the Trusts' objectives will be achieved. For a comparison of net after-tax return for various tax brackets see the "Taxable Equivalent Estimated Current Return Tables" included in Part A of this Prospectus.
<F2>  Reference is made to the Trust Agreement and any statements contained herein are qualified in their entirety by the provisions of the Trust
Agreement.
Summary of Portfolios
In selecting Bonds for the respective Trusts, the following factors, among others, were considered: (i) the Standard & Poor's rating of the Bonds or the Moody's rating of the Bonds (see "Objectives of the Trusts" herein and "Description of Ratings" in the Information Supplement for a description of minimum rating standards), (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) the availability of MBIA Insurance Corporation insurance on such Bonds. (See "Insurance on the Bonds.")
Risk Factors
An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. Each Trust consists of fixed-rate municipal debt obligations. As such, the value of the debt obligations and therefore of the Units will decline with increases in interest rates. In general, the longer the period until the maturity of a Bond, the more sensitive its value will be to fluctuations in interest rates. The Sponsor cannot predict the extent or timing of such fluctuations and, accordingly, their effect upon the value of the debt obligations. Additional risk factors include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, "mandatory put" features, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon, and which also therefore may adversely affect the ratings of such Bonds. Because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect a Trust's receipt of principal and interest, the Standard & Poor's AAA or Moody's Aaa ratings of the Bonds in the Trust portfolio, or the Standard & Poor's AAA rating of the Units of each such Trust. The Bonds described below may be subject to special or extraordinary redemption provisions. For economic risks specific to the individual Trusts, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.
HEALTH FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.
HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.
INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBS"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.
ELECTRIC UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of electric energy. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity, the demand for electricity, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.
TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may, be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by, increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.
WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability, to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and in "no-growth" zoning ordinances.
UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.
DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds. MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.
ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.
Certain of the original issue discount obligations in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.
Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "ACCRETED VALUE") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Portfolio" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.
Certain of the Bonds in a Trust may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("STRIPPED OBLIGATIONS"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above. Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.
Certain bonds may carry a "MANDATORY PUT" (also referred to as a "MANDATORY TENDER" or "MANDATORY REPURCHASE") feature pursuant to which the holder of such bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Trusts and for purposes of calculating the average maturity of the Bonds in any Trust.
Composition of Trusts
Each Trust initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Portfolio" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in a Trust in substitution for Bonds not delivered to a Trust or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds. Because certain of the Bonds in certain Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bonds. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("FAILED BONDS"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("REPLACEMENT BONDS") to make up the original corpus of such Trust. "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Trusts. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "WHEN ISSUED" or "WHEN, AS AND IF ISSUED" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Trust or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "WHEN ISSUED" and "DELAYED DELIVERY" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of this Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth under "Essential Information" in Part A of this Prospectus. Those Bonds in each Trust purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Portfolio" in Part A of this Prospectus.
LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those Bonds purchased on and when, as and if issued basis ("FAILED BONDS"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("REPLACEMENT BONDS") to make up the original corpus of a Trust within 20 days after delivery of notice of the failed contract and the cost to such Trust (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Trusts and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to such Trust. In addition, Replacement Bonds shall not be "WHEN, AS AND IF ISSUED" Bonds. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Trust involved. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of such Trust.
To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Trust involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any, such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Trust could not be replaced, the Net Annual Interest Income per Unit for such Trust would be reduced and the Estimated Current Return thereon might be lowered.
SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Trust will retain for any length of time its present size and composition.
All of the Bonds in each Trust are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Portfolio" in Part A of this Prospectus and in most cases pursuant to sinking fund, special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds.
The exercise of redemption or call provisions on the Bonds will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. The exercise of redemption or call provisions on the Bonds is more likely to occur in situations where when the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "ACCRETED VALUE"). Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "Tax Status" and "Distributions to Unitholders" herein and the "Portfolio" in Part A of this Prospectus.)
CERTAIN TAX MATTERS, LITIGATION. Certain of the Bonds in a Trust's portfolio may be subject to continuing requirements such as the actual use of bond proceeds, manner of operation of the project financed from bond proceeds or rebate of excess earnings on bond proceeds that may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Trust an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.
To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Trusts. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Trust. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax. Insurance on the Bonds
Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Trust has been obtained by the Sponsor or by the issuers or underwriters of the Bonds from the MBIA Insurance Corporation (the "INSURER"). Certain of the Bonds in a Trust may be covered by a policy or policies of insurance obtained by the issuers or underwriters of the Bonds from other insurers. The claims-paying ability of the Insurer was rated "AAA Prime Grade" by Standard & Poor's. Moody's rates all bond issuers insured by the Insurer "Aaa" and short-term loans "MIG l," both designated to be of the highest quality. The Insurer has issued a policy or policies of insurance covering each of the Bonds in the Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by a Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration).
The Insurer is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is a limited liability corporation rather than a several liability association. The Insurer is domiciled in the State of New York and licensed to do business in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has one European branch in the Republic of France.
As of December 31, 1995 the Insurer had admitted assets of $3.8 billion (audited), total liabilities of $2.5 billion (audited), and total capital and surplus of $1.3 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 1996, the Insurer had admitted assets of $4.0 billion (unaudited), total liabilities of $2.7 billion (unaudited), and total capital and surplus of $1.3 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.
Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies are required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business. The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.
Public Offering of Units
The Public Offering Price of the Units of each Trust is equal to the Trustee's determination of the aggregate offering prices of the Bonds deposited therein (minus any advancement to the principal amount of a Trust made by the Trustee) plus a sales charge set forth in "Essential Information" in Part A of this Prospectus, in each case adding to the total thereof cash held by the Trust, if any, and dividing the sum so obtained by the number of Units outstanding in the Trust. See "Unit Value and Evaluation."
The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor.
Sales charges during the primary offering period are as follows:

                                                                Percent    Percent
                                                                of         of Net
Dollar Amount of Transaction/                                   Offering   Amount
Number of Units                                                 Price      Invested

Less than $100,000/10,000 Units

$100,000/10,000 Units but less than $250,000/25,000 Units

$250,000/25,000 Units but less than $500,000/50,000 Units

$500,000/50,000 Units but less than $1,000,000/100,000 Units

$1,000,000/100,000 Units or more


For "secondary market" sales the Public Offering Price per Unit of each Trust is determined by adding to the Trustee's determination of the BID price of each Bond in a Trust a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "Unit Value and Evaluation." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Trust portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $100,000:

                                               Amount of Purchase



                                  $100,000   $250,000   $500,000
                       Under      to         to         to         $1,000,000
Years to Maturity      $100,000   $249,999   $499,999   $999,999   or More

Less than 1

1 but less than 2

2 but less than 3

3 but less than 4

4 but less than 5

5 but less than 7

7 but less than 10

10 but less than 13

13 but less than 16

16 or more


The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Trust, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be ____% (____% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Trust will depend on the maturities of the Bonds in the portfolio of such Trust.
At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time on each day on which the New York Stock Exchange (the "EXCHANGE") is normally open or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.
Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. See "Accrued Interest."
The reduced sales charges resulting from quantity discounts as shown on the table above will apply to all purchases of Units on any one day by the same purchaser from the same broker or dealer and for this purpose purchases of Units of a Trust will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. Additionally, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account. The Sponsor intends to permit officers, directors and employees of the Sponsor and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades. In addition, investors who purchase Units through registered brokers or dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the primary market or during the secondary market at the Public Offering Price less the concession the Sponsor typically would allow such broker-dealer. See "Public Distribution of Units." In addition, investors who purchase Units of a Trust for deposit in a Fidelity sponsored 401K or other retirement plan may purchase such Units less the concession the Sponsor would typically allow a broker-dealer.
Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information" in Part A of this Prospectus. The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in Part A of this Prospectus in accordance with fluctuations in the prices of the underlying Bonds and the amount of accrued interest on the Units. The aggregate bid and offering side evaluations of the Bonds shall be determined (i) on the basis of current bid or offering prices of the Bonds, (ii) if bid or offering prices are not available for any particular Bond, on the basis of current bid or offering prices for comparable bonds, (iii) by determining the value of Bonds on the bid or offer side of the market by appraisal, or (iv) by any combination of the above.
The initial or primary Public Offering Price of the Units in each Trust is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Trust plus the applicable sales charge. The secondary market Public Offering Price of each Trust is based upon a pro rata share of the BID prices per Unit of the Bonds in such Trust plus the applicable sales charge. The OFFERING prices of Bonds in a Trust may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Trust on the business day prior to the Date of Deposit is shown in the discussion of each Trust portfolio.
The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information" in Part A of this Prospectus, on each business day commencing with the Initial Date of Deposit of the Bonds, effective for all sales made during the preceding 24-hour period.
Whether or not Units are being offered for sale, the Sponsor will determine the aggregate value of each Trust as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "Unit Value and Evaluation.")
The prices at which the Bonds deposited in the Trusts would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Muller Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. Muller Data Corporation evaluated the Bonds as so insured. (See "Insurance on the Bonds.")
The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Trusts was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of this Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units.
The Interest on the Bonds deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information" in Part A of this Prospectus. The amount of net interest income which accrues per Unit may change as Bonds mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.
Although payment is normally made three business days following the order for purchase (the date of settlement), payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units, or prior to the acquisition of all Portfolio Securities by a Trust, may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
Market for Units
During the initial public offering period, the Sponsor intends to offer to purchase Units of each Trust at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Trust (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Trust at its own expense and continuously to offer to purchase Units of each Trust at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective portfolios of the Trusts. Unitholders who wish to dispose of their Units should inquire of the Trustee or their broker as to the current Redemption Price. (See "Redemption.").
Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates as tender of the Certificate, properly endorsed for transfer. (See "Redemption.")
Accrued Interest
Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Trust is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Trust will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.
In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Trust the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Trusts) from interest received on the Bonds deposited in each Trust.
The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Trusts. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Trusts, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Trust retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income set forth in Part A of this Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the Purchase Price and the redemption price of the Units. Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Trust. (See Part A of this Prospectus and "Distributions to Unitholders.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender. Public Distribution of Units
It is the intention of the Sponsor to qualify Units of National Trusts for sale under the laws of substantially all of the states of the United States of America, and Units of State Trusts only in the state for which the Trust is named and selected other states.
To facilitate the handling of transactions, sales of Units shall be limited to initial transactions involving a minimum of $5,000. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.
The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are as follows:
Dollar Amount of                     Discount
Transaction                          Per Unit

Less than $100,000

$100,000 but less than $250,000

$250,000 but less than $500,000

$500,000 but less than $1,000,000

$1,000,000 or more

The Sponsor currently intends to maintain a secondary market for Units of each Trust. See "Market for Units." The amount of the dealer concession on secondary market purchases of Trust Units through the Sponsor will be computed based upon the value of the Bonds in the Trust portfolio, including the sales charge computed as described in "Public Offering of Units," and adjusted to reflect the cash position of a Trust's principal account, and will vary with the size of the purchase as shown in the following table:

                                               Amount of Purchase


                                  $100,000   $250,000   $500,000
                       Under      to         to         to         $1,000,000
Years to Maturity      $100,000   $249,999   $499,999   $999,999    or More

Less than 1

1 but less than 2

2 but less than 3

3 but less than 4

4 but less than 5

5 but less than 7

7 but less than 10

10 but less than 13

13 but less than 16

16 or more

The Sponsor reserves the right to change the foregoing dealer concessions from time to time.
Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts shown in the above table. The Glass-Steagall Act prohibits banks from underwriting Trust Units; the Act does, however, permit certain agency transactions and banking regulators have not indicated that these particular agency transactions are not permitted under the Act. In Texas and in certain other states, any bank making Units available must be registered as a broker-dealer under state law.
From time to time the Sponsor may implement programs under which dealers of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of unit investment trust units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a dealer may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to the criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.
PROFITS OF SPONSOR. In addition to receiving the difference between the gross sales charge of Units of a Trust and the applicable dealer concessions, the Sponsor may also realize a profit or a loss resulting from the difference between the purchase prices of the Bonds to the Sponsor and the cost of such Bonds to a Trust, which is based on the offering side evaluation of the Bonds. See "Portfolio" in Part A of this Prospectus.
The Sponsor may also realize profits or losses with respect to Bonds deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such Bonds to investors at a profit. The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Bonds in a Trust.
Estimated Long Term Return and Estimated Current Return
The Estimated Long Term Return for each Trust is a measure of the return to the investor expected to be earned over the estimated life of the Trust. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in a Trust's portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Trust's portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Trust. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose the semi-annual plan of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose the semi-annual plan of distribution, which will reduce the return.
Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Trust's portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Trust, less estimated expenses, by the number of Units outstanding.
Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the portfolio, and differences between the expected remaining life of portfolio bonds and the actual length of time that they remain in a Trust; such actual holding periods may be reduced by termination of a Trust, as described in "Other Information." Since both the Estimated Current Return and the Estimated Long Term Return quoted herein are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Trust without charge to each potential investor who receives this prospectus and makes an oral or written request to the Sponsor for such information.
A portion of the monies received by a Trust may be treated, in the first year only, as a return of principal due to the inclusion in a Trust's portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See "Essential Information" appearing in Part A of this Prospectus, "Composition of Trusts" and "Tax Status.")
A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on a Trust and returns over specified periods on other similar Trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of a Trust. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in the Prospectus.
Tax Status
At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Trusts see Part A of this Prospectus. Neither the Sponsor nor its counsel have made any special review for the Trusts of the proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.
Federally tax-exempt income, including income on Units of the Trusts, will be taken into consideration in computing the portion, if any, of social security benefits received that will be included in a taxpayer's gross income subject to the Federal income tax.
Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of tax-exempt accrued interest or accrued original issue discount, if any.) A portion of a Unitholder's gain, to the extent of accreted market discount, may be treated as ordinary income rather than capital gain if the Bonds were purchased by a Trust at a market discount or if the Unitholder purchased his or her Units at a market discount on or after April 30, 1993. Market discount can arise based on the price a Trust pays for the Bonds or the price a Unitholder pays for his or her Units. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.
In the opinion of Chapman and Cutler, Counsel to the Sponsor, under existing law:
 (1) The Trusts are not associations taxable as corporations for Federal income tax purposes. Tax-exempt interest received by each Trust on Bonds deposited therein will retain its status as tax-exempt interest, for Federal income tax purposes, when received by a Trust and when distributed to the Unitholders, except that the alternative minimum tax and environmental tax (the "SUPERFUND TAX") applicable to corporate Unitholders may, in certain circumstances, include in the amount on which such taxes are calculated a portion of the interest income received by a Trust. See "Certain Tax Matters Applicable to Corporate Unitholders," below;
 (2) Each Unitholder of a Trust is considered to be the owner of a pro rata portion of such Trust under Subpart E, subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "CODE") and will have a taxable event when a Trust disposes of a Bond or when the Unitholder redeems or sells Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by a Trust, if any, on Bonds delivered after the date the Unitholders pay for their Units and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of said Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount equal to their original cost; and
 (3) Any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the respective issuer, PROVIDED that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds. Paragraph (2) of this opinion is accordingly applicable to policy proceeds representing maturing interest.
In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee, and, in the absence of a New York Trust from the Series, special counsel for the Series for New York tax matters, under existing law:
Under the income tax laws of the State and City of New York, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders.
For a summary of each opinion of special counsel to the respective State Trusts for state tax matters, see Part A of this Prospectus.
ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXEMPTION FROM FEDERAL, STATE OR OTHER TAXES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.
The Internal Revenue Code provides that interest on indebtedness incurred or continued to purchase or carry obligations, the interest on which is wholly exempt from Federal income taxes, is not deductible. Because each Unitholder is treated for Federal income tax purposes as the owner of a pro rata share of the Bonds owned by the applicable Trust, interest on borrowed funds used to purchase or carry Units of such Trust will not be deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence).
Similar rules are generally applicable for state tax purposes. Special rules apply in the case of certain financial institutions that acquire Units. Investors with questions regarding these issues should consult with their tax advisers.
For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain specified tax-exempt private activity bonds is included as a preference item. The Trusts do not include any such bonds.
CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI and the Superfund Tax of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operation loss deduction). Although tax-exempt interest received by each of the Trusts on Bonds deposited therein will not be included in the gross income of corporations for Federal income tax purposes, "adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in a Trust and tax-exempt original issue discount.
Corporate Unitholders are urged to consult their own tax advisers with respect to the particular tax consequences to them resulting under the Federal tax law, including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.
EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.
Trust Expenses
The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" in Part A of this Prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the December Record Date preceding any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Bonds in the Trusts. The Trustee receives for its services fees set forth under "Essential Information" in Part A of this Prospectus. The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Bonds in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreement to make from time to time certain non-interest bearing advances to the Trusts.
During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information" in Part A of this Prospectus. The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date. The Trustee has agreed to pay the Sponsor that portion of the Trustee's annual fee as set forth under "Essential Information" in Part A of this Prospectus in return for the Sponsor providing certain bookkeeping and administrative services to its own customers.
For evaluation of Bonds in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information" in Part A of this Prospectus, based upon the largest aggregate principal amount of Bonds in such Trust at any time during such monthly period.
The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).
Expenses incurred in establishing the Trusts, including the cost of the initial preparation of documents relating to the Trusts, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other non-material out-of-pocket expenses, will be paid by the Trusts and amortized over the lesser of five years or the life of the Trusts. The following additional charges are or may be incurred by the
Trusts: (i) fees for the Trustee's extraordinary services; (ii) expenses of the Trustee (including legal and auditing expenses (not to exceed $.50 per 100 Units) and insurance costs, but not including any fees and expenses charged by any agent for custody and safeguarding of Bonds) and of bond counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders; (v) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (vii) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to all Trusts shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.
Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the Interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.
Distributions to Unitholders
Interest received by the Trustee on the Bonds in each Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Trust and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Trust.
The pro rata share of cash in the Principal Account in each Trust will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Trust unless the amount available for distribution in such account equals at least ten cents per Unit.
The pro rata share of the Interest Account in each Trust will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Trust as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.
Purchasers of Units who desire to receive interest distributions on a monthly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of this Prospectus for details of distributions per Unit of each Trust under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit.
The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Trust, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Trust. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.
The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "Ownership and Transfer of Units.")
As of the first day of each month the Trustee will deduct from the Interest Account of a Trust or, to the extent funds are not sufficient therein, from the Principal Account of a Trust, amounts needed for payment of expenses of such Trust. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account.
In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Trust such amounts as may be necessary to cover redemptions of Units of such Trust by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures. Distribution Reinvestment
Certain Unitholders of the Trusts may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of certain mutual funds which are registered in such Unitholder's state of residence and are advised by Fidelity Management & Research Company, an affiliate of the Sponsor (the "FIDELITY FUNDS"). Ask your financial consultant regarding the availability of distribution reinvestment. Since the portfolio securities and investment objectives of the Fidelity Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Fidelity Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Fidelity Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their investment professional at the time of purchase or should file with the Trustee a written notice of election.
Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Trustee an election to have such distributions reinvested without charge. Such election, and any changes thereof, must be received by the Trustee at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Trustee. See "Distributions to Unitholders."
Reports to Unitholders
The Trustee shall furnish Unitholders of a Trust in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement with respect to such Trust (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Trust, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Trust, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.
Unit Value and Evaluation
The value of each Trust is determined by the Sponsor on the basis of (1) the cash on hand in a Trust or moneys in the process of being collected,
(2) the value of the Bonds in a Trust based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of a Trust and (2) the accrued expenses of a Trust. The result of such computation is divided by the number of Units of such Trust outstanding as of the date thereof to determine the per Unit value ("UNIT VALUE") of such Trust. The Sponsor may determine the value of the Bonds in each Trust (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Trust is based on the BID prices of the Bonds, the Units are sold initially to the public at the Public Offering Price based on the OFFERING prices of the Bonds.
Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Trusts is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Trusts that include such Bonds.
Ownership and Transfer of Units
The ownership of Units is evidenced by book entry positions recorded on the books and records of the Trustee unless the Unitholder expressly requests that the purchased Units be evidenced in Certificate form. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.
For Trusts allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.
Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate (s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith. REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES
To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Trust as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.
Redemption
A Unitholder may redeem all or a portion of his or her Units by tendering to the Trustee certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. Certificates should be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.
On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Trust determined by the Trustee, as of 4:00 p.m. eastern time on the date of tender (or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time) as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("REDEMPTION PRICE"). The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.
The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time (or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time) or on any day on which the New York Stock Exchange (the "EXCHANGE") is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day. Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Trust in order to make funds available for redemption. (See "Trust Administration.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Trust, the size and diversity of such Trust will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.
The Redemption Price is determined on the basis of the BID prices of the Bonds in each Trust, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading (or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time) and such determination is made. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.
The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.
Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."
Purchase of Units by the Sponsor
The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "Redemption.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.
Trust Administration
Bonds will be removed from a Trust as they mature or are redeemed by the issuers thereof. See Part A of this Prospectus and "Risk Factors" for a discussion of call provisions of portfolio Bonds.
The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Trust to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions; (2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of a Trust. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to a Trust. To the extent Bonds are sold, the size and diversity of such Trust will be reduced.
In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Trust if the Bonds in such Trust are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.
Except as stated in "Composition of Trusts" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, and except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Trust.
The Trustee
The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.
LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE
The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.
The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.
SUCCESSOR TRUSTEES AND SPONSORS
The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged a bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.
If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.
If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Trusts.
The Sponsor
National Financial Services Corporation (NFSC) is a registered broker and dealer and a member of The New York Stock Exchange, Inc., and various other national and regional exchanges. As a securities broker and dealer, NFSC is engaged in various securities trading, brokerage and clearing activities serving a diverse group of domestic corporations, institutional and individual investors, and brokers and dealers.
NFSC is a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc. NFSC was incorporated in Massachusetts, June 3, 1981. Fidelity Global Brokerage Group, Inc. is a wholly owned subsidiary of FMR Corp. ("FMR"). Edward C. Johnson 3d owns approximately 12% and Abigail P. Johnson owns approximately 24.5% of the issued and outstanding shares of the Voting Common Stock of FMR. Members of the Edward C. Johnson 3d family and trusts for their benefit control up to 49% of the voting shares of FMR.
Fidelity Management & Research Company, a subsidiary of FMR, is the management arm of Fidelity Investments, which was established in 1946. It provides a number of mutual funds and other clients with investment research and portfolio management services. It maintains a large staff of experienced investment personnel and a full complement of related support facilities. It is now America's largest mutual fund manager and as of November 30, 1996, it manages more than $415 billion in assets in over 27 million individual shareholder accounts.
If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.
The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.
To help advisers and investors better understand and more efficiently use an investment in the Trusts to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Trusts, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by NFSC, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Trusts' sponsor may produce software or additional sales literature to promote the advantages of using the Trusts to meet these and other specific investor needs.
Other Information
AMENDMENT OF INDENTURE
The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders, PROVIDED, HOWEVER, that the Indenture may not be amended to increase the number of Units in any Trust or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Trust except as stated in "Composition of Trusts" regarding the limited right of substitution of Replacement Bonds and except for the substitution of refunding bonds under certain circumstances. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.
TERMINATION OF INDENTURE
Each Trust may be liquidated at any time by written consent of 66-2/3% of the Unitholders or by the Trustee when the value of such Trust, as shown by any evaluation, is less than 20% of the original principal amount of such Trust and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Trust to less than 40% of the principal amount of the Bonds originally deposited in the portfolio. (See "Essential Information" appearing in Part A of this Prospectus.) The sale of Bonds from the Trusts upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution.
Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in a Trust then held and shall deduct from the assets of such Trust any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Trust, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Trust their pro rata share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.
LEGAL OPINION
The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Trusts for respective state tax matters are named in "Tax Status" for each Trust appearing in Part A of this Prospectus. Carter, Ledyard & Milburn, 2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series, and, in the absence of a New York Trust from the Series, as special New York tax counsel for the Series.
AUDITORS
The "Statement of Condition" and "Schedule of Investments" at the Date of Deposit included in Part A of this Prospectus have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their report in Part A of this Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.
SUPPLEMENTAL INFORMATION
Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about a Trust, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of this Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Trusts contained in the applicable Series and more specific risk information concerning the individual State Trusts. This supplement also includes additional general information about the Sponsor and the Trusts.

APPENDIX A
MASSACHUSETTS DISCLOSURE
Except to the extent the Massachusetts Trust invests in temporary investments, the Massachusetts Trust will invest substantially all of its net assets in Massachusetts Municipal Obligations. The Massachusetts Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of Massachusetts Municipal Obligations. Without intending to be complete, the following briefly summarizes the current financial situation, as well as some of the complex factors affecting the financial situation, in the Commonwealth of Massachusetts (the "COMMONWEALTH"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Massachusetts. No independent verification has been made of the accuracy or completeness of the following information.
There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on Commonwealth or local governmental finances generally, will not adversely affect the market value of Massachusetts Obligations in the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.
Since 1988, there has been a significant slowdown in the Commonwealth's economy, as indicated by a rise in unemployment, a slowing of its per capita income growth and declining state revenues. Since fiscal 1991, the Commonwealth's revenues for state government programs have exceeded expenditures; however, no assurance can be given that lower than expected tax revenues will not resume and continue.
1996 FISCAL YEAR BUDGET. On July 21, 1995, the Governor signed the Commonwealth's budget for fiscal 1996. The fiscal 1996 budget is based on estimated budgeted revenues and other sources of approximately $16.778 billion, which includes fiscal 1996 tax revenues of $11.653 billion. Estimated fiscal 1996 tax revenues are approximately $490 million, or 4.3% higher than estimated fiscal 1995 tax revenues.
Fiscal 1996 non-tax revenues are projected to total $5.158 billion, approximately $66 million, or 1.3% less than fiscal 1995 non-tax revenues of approximately $5.224 billion. Federal reimbursements are projected to decrease by approximately $1 million from approximately $2.970 billion in fiscal 1995 to approximately $2.969 billion in fiscal 1996, primarily as a result of increased reimbursements for Medicare spending, offset by a reduction in reimbursements received in 1995 for one-time Medicare expenses incurred in fiscal 1994 and fiscal 1995. Fiscal 1996 departmental revenues are projected to decline by approximately $94 million, or 7.4%, from approximately $1.273 billion in fiscal 1995 to approximately $1.179 billion in fiscal 1996. Major changes in projected non-tax received for fiscal 1996 include a decline in motor vehicle license and registration fees, reduction of abandoned property revenues and a decrease due to non-recurring revenues received in fiscal 1995 from hospitals and nursing homes as part of Medicare fiscal rate settlements and other reimbursements by municipal hospitals to the state.
Fiscal 1996 appropriations in the Annual Appropriations Act total approximately $16.847 billion, including approximately $25 million in gubernatorial vetoes overridden by the legislature. In the final supplemental budget for fiscal 1995, approved on August 24, 1995, another $71.1 million of appropriations were continued for use in 1996.
As of February 1, 1996, the Governor had signed into law fiscal 1996 supplemental appropriations totalling approximately $23.5 million, including approximately $12.6 million to fund higher education collective bargaining contracts and $5.6 million for the Department of Social Services. These appropriations were offset by approximately $10.4 million in line item reductions, including a reduction of $9.8 million for the state's debt service contract assistance to the MBTA. Both the House and Senate have passed supplemental appropriation bills totalling $64.8 million primarily relating to snow and ice removal costs incurred by both the Commonwealth and cities and towns. The bills are currently awaiting resolution by a conference committee of the House and Senate. On January 26, 1996 and February 9, 1996, the Governor filed additional supplemental appropriation bills totalling approximately $7.3 million for costs relating to prison overcrowding relief as well as reimbursement costs associated with a court settlement. No action has been taken on these bills by either branch of the Legislature.
As of May 28, 1996, fiscal 1996 projected spending is approximately $16.963 billion, including approximately $153.2 million reserved for contingencies. Projected revenues are approximately $16.851 billion. The fiscal 1996 tax revenue projection is $11.684 billion, which represents an increase of approximately $80 million from the earlier estimate, based upon tax revenue collections through April 1996.
The fiscal 1996 budget is based on numerous spending and revenue estimates the achievement of which cannot be assured.
1995 FISCAL YEAR. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1995 were approximately $16.387 billion, approximately $837 million, or 5.4% above fiscal 1994 revenues of $15.550 billion. Fiscal 1995 tax revenues collections were approximately $11.163 billion, approximately, $12 million above the Department of Revenue's revised fiscal year 1995 tax revenue estimate of $10.151 billion and $556 million, or 5.2% above fiscal year tax revenues of $10.607 billion. Budgeted expenditures and other uses of funds in fiscal 1995 were approximately $16.251 billion, approximately $728 million, or 4.7% above fiscal 1994 budgeted expenditures and uses of $15.523 billion.
The Commonwealth ended fiscal 1995 with an operating gain of $137 million and an ending fund balance of $726 million.
On February 10, 1995, the Governor signed into law certain reforms to the Commonwealth's program for Aid to Families with Dependent Children ("AFDC") which will take effect on July 1, 1995, subject to federal approval of certain waivers. The revised program reduces AFDC benefits to able bodied recipients by 2.75%, while allowing them to keep a larger portion of their earned wages, requires approximately 22,000 able-bodied parents of school-aged children to work or perform community service for 20 hours per week and requires approximately 16,000 recipients who have children between the ages of two and six to participate in an education or training program or perform community service. The plan also establishes a pilot program for up to 2,000 participants that offers tax credits and wage subsidies to employers who hire welfare recipients. Parents who find employment will be provided with extended medical benefits and day care benefits for up to one year. The plan mandates paternal identification, expands funding for anti-fraud initiatives, and requires parents on AFDC to immunize their children. Parents who are disabled, caring for a disabled child, have a child under the age of two, or are teenagers living at home and attending high school, will continue to receive cash assistance. Since most provisions of the new law do not take effect until July 1, 1995, the Executive Office for Administration projects that the reforms will not materially affect fiscal 1995 public assistance spending. The fiscal 1995 expenditure estimate of $16.449 billion includes $247.8 million appropriated to fund the Commonwealth's public assistance programs for the last four months of fiscal 1995. The Commonwealth is currently evaluating the new law's impact on fiscal 1996 projected spending for public assistance programs.
On November 8, 1994, the voters in the statewide general election approved an initiative petition that would slightly increase the portion of the gasoline tax revenue credited to the Highway Fund, one of the Commonwealth's three major budgetary funds, prohibit the transfer of money from the Highway Fund to other funds for non-highway purposes and not permit including the Highway Fund balance in the computation "consolidated net surplus" for purposes of state finance laws. The initiative petition also provides that no more than 15% of gasoline tax revenues may be used for mass transportation purposes, such as expenditures related to the Massachusetts Bay Transit Authority. The Executive Office of Administration and Finance is analyzing the effect, if any, this initiative petition, which became law on December 8, 1994, may have on the fiscal 1995 budget and it currently does not expect it to have any materially adverse impact. This is not a constitutional amendment and is subject to amendment or repeal by the Legislature, which may also, notwithstanding the terms of the petition, appropriate moneys from the Highway Fund in such amounts and for such purposes as it determines, subject only to a constitutional restriction that such moneys be used for highways or mass transit purposes. 1994 FISCAL YEAR. Fiscal 1994 tax revenue collections were approximately $10.607 billion, $87 million below the Department of Revenue's fiscal year 1994 tax revenue estimate of $10.694 billion and $677 million above fiscal 1993 tax revenues of $9.930 billion. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1994 were approximately $15.550 billion. Total revenues and other sources increased by approximately 5.7% from fiscal 1993 to fiscal 1994 while tax revenues increased by 6.8% for the same period. Budgeted expenditures and other uses of funds in fiscal 1994 were approximately $15.523 billion, which is $826.5 million or approximately 5.6% higher than fiscal 1993 budgeted expenditures and other uses.
As of June 30, 1994, the Commonwealth showed a year-end cash position of approximately $757 million, as compared to a projected position of $599 million.
In June, 1993, the Legislature adopted and the Governor signed into law comprehensive education reform legislation. This legislation required an increase in expenditures for education purposes above fiscal 1993 base spending of $1.288 billion of approximately $175 million in fiscal 1994. The Executive Office for Administration and Finance expects the annual increases in expenditures above the fiscal 1993 base spending of $1.288 billion to be approximately $396 million in fiscal 1995, $625 million in fiscal 1996 and $868 million in fiscal 1997. Additional annual increases are also expected in later fiscal years. The fiscal 1995 budget as signed by the Governor includes $896 million in appropriations to satisfy this legislation.
1993 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $14.696 billion in fiscal 1993, which is approximately $1.280 billion or 9.6% higher than fiscal 1992 expenditures and other uses. Final fiscal 1993 budgeted expenditures were $23 million lower than the initial July 1992 estimates of fiscal 1993 budgeted expenditures. Budgeted revenues and other sources for fiscal 1993 totalled approximately, $14.710 billion, including tax revenues of $9.930 billion. Total revenues and other sources increased by approximately 6.9% from fiscal 1992 to fiscal 1993, while tax revenues increased by 4.7% for the same period. Overall, fiscal 1993 ended with a surplus of revenues and other sources over expenditures and other uses of $13.1 million and aggregate ending fund balances in the budgeted operating funds of the Commonwealth of approximately $562.5 million. After payment in full of the distribution of local aid to the Commonwealth's cities and towns ("LOCAL AID") and the retirement of short term debt, the Commonwealth showed a year end cash position of approximately $622.2 million, as compared to a projected position of $485.1 million.
1992 FISCAL YEAR. The Commonwealth's budgeted expenditures and other uses were approximately $13.4 billion in fiscal 1992, which is $238.7 million or 1.7% lower than fiscal 1991 budgeted expenditures. Final fiscal 1992 budgeted expenditures were $300 million more than the initial July 1991 estimates of budgetary expenditures, due in part to increases in certain human services programs, including an increase of $268.7 million for the Medicaid program and $50.0 million for mental retardation consent decree requirements. Budgeted revenues and other sources for fiscal 1992 totalled approximately $13.7 billion (including tax revenues of approximately $9.5 billion), reflecting an increase of approximately 0.7% from fiscal 1991 to 1992 and an increase of 5.4% in tax revenues for the same period. Overall, fiscal 1992 is estimated to have ended with an excess of revenues and other sources over expenditures and other uses of $312.3 million. After payment in full of Local Aid in the amount of $514.0 million due on June 30, 1992, retirement of the Commonwealth's outstanding commercial paper (except for approximately $50 million of bond anticipation notes) and certain other short term borrowings, as of June 30, 1992, the end of fiscal 1992, the Commonwealth showed a year-end cash position of approximately $731 million, as compared with the Commonwealth's cash balance of $182.3 million at the end of fiscal 1991.
1991 FISCAL YEAR. Budgeted expenditures for fiscal 1991 were approximately $13.659 billion, as against budgeted revenues and other sources of approximately $13.634 billion. The Commonwealth suffered an operating loss of approximately $21.2 million. Application of the adjusted fiscal 1990 fund balances of $258.3 million resulted in a fiscal 1991 budgetary surplus of $237.1 million. State law requires that approximately $59.2 million of the fiscal year ending balances of $237.1 million be placed in the Stabilization Fund, a reserve from which funds can be appropriated (i) to make up any difference between actual state revenues in any fiscal year in which actual revenues fall below the allowable amount, (ii) to replace state and local losses by federal funds or (iii) for any event, as determined by the legislature, which threatens the health, safety or welfare of the people or the fiscal stability of the Commonwealth or any of its political subdivisions.
Upon taking office in January 1991, the new Governor proposed a series of legislative and administrative actions, including withholding of allotments under Section 9C of Chapter 29 of the General Laws, intended to eliminate the projected deficits. The new Governor's review of the Commonwealth's budget indicated projected spending of approximately $14.1 billion with an estimated $850 million in budget balancing measures that would be needed prior to the close of fiscal 1991. At that time, estimated tax revenues were revised to approximately $8.8 billion, $903 million less than was estimated at the time the fiscal 1991 budget was adopted. The Legislature adopted a number of the Governor's recommendations and the Governor took certain administrative actions not requiring legislative approval, including the adoption of a state employee furlough program. It is estimated by the Commonwealth that spending reductions achieved through savings initiatives and withholding of allotments total approximately $484.3 million in aggregate for fiscal 1991. However, these savings and reductions may be impacted negatively by litigation pursued by third parties concerning the Governor's actions under Section 9C of Chapter 29 of the General Laws and with regard to the state employee furlough program.
In addition, the new administration in May 1991 filed an amendment to its Medicaid state plan that enables it to claim 50% federal reimbursement on uncompensated care payments for certain hospitals in the Commonwealth. As a result, in fiscal 1991, the Commonwealth obtained additional non-tax revenues in the form of federal reimbursements equal to approximately $513 million on account of uncompensated care payments. This reimbursement claim was based upon recent amendments of federal law contained in the Omnibus Budget Reconciliation Act of 1990 and, consequently, on relatively undeveloped federal laws, regulations and guidelines. At the request of the federal Health Care Financing Administration, the Office of Inspector General of the United States Department of Health and Human Services has commenced an audit of the reimbursement. The administration, which had reviewed the matter with the Health Care Financing Administration prior to claiming the reimbursement, believes that the Commonwealth will prevail in the audit. If the Commonwealth does not prevail, the Commonwealth would have the right to contest an appeal, but could be required to pay all or part of Medicaid reimbursements with interest and to have such amount deducted from future reimbursement payments.
EMPLOYMENT. Reversing a trend of relatively low unemployment during the early and mid 1980's, the Massachusetts unemployment rate beginning in 1990 increased significantly to where the Commonwealth's unemployment rate exceeded the national unemployment rate. During 1990, the Massachusetts unemployment rate increased from 4.5% in January, to 6.1% in July to 6.7% in August. During 1991, the Massachusetts unemployment rate averaged 9.0% while the average United States unemployment rate was 6.7%. The Massachusetts unemployment rate during 1992 averaged 8.5% while the average United States unemployment rate was 7.4%. Since 1993, the average monthly unemployment rate has declined steadily. The Massachusetts unemployment rate in February 1996 was 5.0%, as compared with the United States unemployment rate of 5.5% for the same period. Other factors which may significantly and adversely affect the employment rate in the Commonwealth include reductions in federal government spending on defense-related industries. Due to this and other considerations, there can be no assurance that unemployment in the Commonwealth will not increase in the future.
DEBT RATINGS. S&P currently rates the Commonwealth's uninsured general obligation bonds at A+. At the same time, S&P currently rates state and agency notes at SP1. From 1989 through 1992, the Commonwealth had experienced a steady decline in its S&P rating, with its decline beginning in May, 1989, when S&P lowered its rating on the Commonwealth's general obligation bonds and other Commonwealth obligations from AA+ to AA and continuing a series of further reductions until March, 1992, when the rating was affirmed at BBB.
Moody's currently rates the Commonwealth's uninsured general obligation bonds at Al. From 1989 through 1992, the Commonwealth had experienced a steady decline in its rating by Moody's since May, 1989. In May, 1989, Moody's lowered its rating on the Commonwealth's notes from MIG-1 to MIG-2, and its rating on the Commonwealth's commercial paper from P-1 to P-2. On June 21, 1989, Moody's reduced the Commonwealth's general obligation rating from Aa to A. On November 15, 1989, Moody's reduced the rating on the Commonwealth's general obligations from A to Baa1, and on March 9, 1990, Moody's reduced the rating of the Commonwealth's general obligation bonds from Baa1 to Baa.
There can be no assurance that these ratings will continue.
In recent years, the Commonwealth and certain of its public bodies and municipalities have faced serious financial difficulties which have affected the credit standing and borrowing abilities of Massachusetts and its respective entities and may have contributed to higher interest rates on debt obligations. The continuation of, or an increase in, such financial difficulties could result in declines in the market values of, or default on, existing obligations including Massachusetts Obligations in the Trust. Should there be during the term of the Trust a financial crisis relating to Massachusetts, its public bodies or municipalities, the market value and marketability of all outstanding bonds issued by the Commonwealth and its public authorities or municipalities including the Massachusetts Obligations in the Trust and interest income to the Trust could be adversely affected.
TOTAL BOND AND NOTE LIABILITIES. The total general obligation bond indebtedness of the Commonwealth (including Dedicated Income Tax Debt and Special Obligation Debt) as of April 1, 1996 was approximately $10.093 billion. There were also outstanding approximately $240 million in general obligation notes and other short term general obligation debt. The total bond and note liabilities of the Commonwealth as of April 1, 1996, including guaranteed bond and contingent liabilities, was approximately $13.818 billion.
DEBT SERVICE. During the 1980s, capital expenditures were increased substantially, which has had a short term impact on the cash needs of the Commonwealth and also accounts for a significant rise in debt service during that period. In November, 1988, the Executive Office for Administration and Finance established an administrative limit on state-financed capital spending in the Capital Projects Fund of $925 million per fiscal year. Capital expenditures were $847.0 million, $694.1 million, $575.9 million, $760.6 million and $902.2 million in fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Commonwealth-financed capital expenditures are projected to be approximately $898.0 million in fiscal 1996. Debt service expenditures for fiscal 1991, fiscal 1992, fiscal 1993, fiscal 1994 and fiscal 1995 were $942.3 million, $898.3 million, $1.140 billion, $1.149 billion, and $1.231 billion, respectively, and are projected to be approximately $1.199 billion for fiscal 1996. The amounts represented do not include debt service on notes issued to finance certain Medicare-related liabilities, certain debt service contract assistance payment to Massachusetts Bay Transportation Authority ($205.5 million projected in fiscal 1996), the Massachusetts Convention Center ($24.6 million projected in fiscal 1996), the Massachusetts Government Land Bank ($6.0 million projected in fiscal 1996), the Massachusetts Water Pollution Abatement Trust ($16.6 million projected in fiscal 1996), and grants to municipalities under the school building assistance program to defray a portion of the debt service costs on local school bonds ($174.5 million projected in fiscal 1996).
In January, 1990, legislation was passed to impose a limit on debt service beginning in fiscal 1991, providing that no more than 10% of the total appropriations in any fiscal year may be expended for payment of interest and principal on general obligation debt (excluding the Fiscal Recovery Bonds). The percentage of total appropriations expended from the budgeted operating funds for debt service (excluding debt service on Fiscal Recovery Bonds) for fiscal 1994 is 5.6%, which is projected to increase to 5.9% in fiscal 1995.
CERTAIN LIABILITIES. Among the material future liabilities of the Commonwealth are significant unfunded general liabilities of its retirement systems and a program to fund such liabilities; a program whereby, starting in 1978, the Commonwealth began assuming full financial responsibility for all costs of the administration of justice within the Commonwealth; continuing demands to raise aggregate aid to cities, towns, schools and other districts and transit authorities above current levels; and Medicaid expenditures which have increased each year since the program was initiated. The Commonwealth has signed consent decrees to continue improving mental health care and programs for the mentally retarded in order to meet federal standards, including those governing receipt of federal reimbursements under various programs, and the parties in those cases have worked cooperatively to resolve the disputed issues.
As a result of comprehensive legislation approved in January, 1988, the Commonwealth is required, beginning in fiscal 1989, to fund future pension liabilities currently and to amortize the Commonwealth's unfunded liabilities over 40 years. The funding schedule must provide for annual payments in each of the ten years ending fiscal 1998 which are at least equal to the total estimated pay-as-you-go pension costs in each year. As a result of this requirement, the funding requirements for fiscal 1996, 1997, and 1998 are estimates to be increased to approximately $1.007 billion, $1.061 billion and $1.128 billion, respectively.
LITIGATION. The Commonwealth is engaged in various lawsuits involving environmental and related laws, including an action brought on behalf of the U.S. Environmental Protection Agency alleging violations of the Clean Water Act and seeking to enforce the clean-up of Boston Harbor. The MWRA, successor in liability to the Metropolitan District Commission, has assumed primary responsibility for developing and implementing a court-approved plan for the construction of the treatment facilities necessary to achieve compliance with federal requirements. Under the Clean Water Act, the Commonwealth may be liable for costs of compliance in these or any other Clean Water cases if the MWRA or a municipality is prevented from raising revenues necessary to comply with a judgment. The MWRA currently projects that the total cost of construction of the treatment facilities required under the court's order is approximately $3.557 billion in current dollars, with approximately $1.046 billion to be spent on or after June 30, 1995.
On October 18, 1995, the court entered an order which reduced the MWRA's obligation to build certain additional secondary treatment facilities, which is estimated by the MWRA will save ratepayers approximately $165 million.
The Department of Public Welfare has been sued for the alleged unlawful denial of personal care attendant services to certain disabled Medicaid recipients. The Superior Court has denied the plaintiff's motion for preliminary injunction and has also denied the plaintiff's motion for class certification. If the plaintiffs were to prevail on their claims and the Commonwealth were required to provide all of the services sought by the plaintiffs to all similarly situated persons, it would substantially increase the annual cost to the Commonwealth if these services are eventually required. The Department of Public Welfare currently estimates this increase to be as much as $200 million per year.
There are also actions pending in which recipients of human services benefits, such as welfare recipients, the mentally retarded, the elderly, the handicapped, children, residents of state hospitals and inmates of corrections institutions, seek expanded levels of services and benefits and in which providers of services to such recipients challenge the rates at which they are reimbursed by the Commonwealth. To the extent that such actions result in judgments requiring the Commonwealth to provide expanded services or benefits or pay increased rates, additional operating and capital expenditures might be needed to implement such judgments.
In 1995, the Spaulding Rehabilitation Hospital ("SPAULDING") filed an action to enforce an agreement to acquire its property by eminent domain in connection with the Central Artery/Third Harbor Tunnel Project. If successful, Spaulding could recover the fair market value of its property in addition to its relocation costs with respect to its personal property. The Commonwealth estimates its potential liability at approximately $50 million.
The Commonwealth faces an additional potential liability of approximately $40 million in connection with a taking by the Massachusetts Highway Department related to the relocation of Northern Avenue in Boston.
In addition, there are several tax matters in litigation which could result in significant refunds to taxpayers if decisions unfavorable to the Commonwealth are rendered. In BAYBANK, ET AL. V. COMMISSIONER OF REVENUE, the banks challenge the inclusion of income from tax exempt obligations in the measure of the bank excise tax. The Appellate Tax Board issued findings of fact and a report in favor of the Commissioner of Revenue on September 30, 1993. The case is pending before the Supreme Judicial Court. The potential liability is approximately $55 million, including similarly situated banks and tax years after 1990.
In NATIONAL ASSOCIATION OF GOVERNMENT EMPLOYEES V. COMMONWEALTH, the Superior Court declared that a line item in the Commonwealth's general appropriations act for fiscal 1994 that increased the state employees' percentage share of their group health insurance premiums from 10% to 15% violated the terms of several collective bargaining agreements, and therefore was invalid under the United States Constitution as regards employees covered by the agreements. On February 9, 1995, the Supreme Judicial Court vacated the Superior Court's decision and declared that the fiscal 1994 line item did not violate the contracts clause. In June, 1995, the United States Supreme Court denied the plaintiff's writ of certiorari. Several other unions have filed a companion suit asserting that the premium increase similarly violated other collective bargaining agreements. The latter suit is in its initial stages. Prior to the Supreme Judicial Court's decision the Commonwealth's aggregate liability is estimated to be approximately $32 million.
A variety of other civil suits pending against the Commonwealth may also affect its future liabilities. These include challenges to the Commonwealth's allocation of school aid under Section 9C of Chapter 29 of the General Laws and to adopt a state employee furlough program. No prediction is possible as to the ultimate outcome of these proceedings.
On March 22, 1995, the Supreme Judicial Court held in PERINI CORPORATION V. COMMISSION OF REVENUES that certain deductions from the net worth measure of the Massachusetts corporate excise tax violate the Commerce Clause of the United States Constitution. On October 2, 1995, the United States Supreme Court denied the Commonwealth's petition for writ of certiorari. The Department of Revenue estimates that tax revenues in the amount of $40 to $55 million may be abated as a result of the Supreme Judicial Court's decision.
Many factors, in addition to those cited above, have or may have a bearing upon the financial condition of the Commonwealth, including social and economic conditions, many of which are not within the control of the Commonwealth.
EXPENDITURE AND TAX LIMITATION MEASURES. Limits have been established on state tax revenues by legislation approved by the Governor on October 25, 1986 and by an initiative petition approved by the voters on November 4, 1986. The Executive Office for Administration and Finance currently estimates that state tax revenues will not reach the limit imposed by either the initiative petition or the legislative enactment in fiscal 1992. Proposition 2-1/2, passed by the voters in 1980, led to large reductions in property taxes, the major source of income for cities and towns, and large increases in state aid to offset such revenue losses. According to the Executive Office for Administration and Finance, all of the 351 cities and towns have now achieved a property tax level of no more than 2.5% of full property values. Under the terms of Proposition 2-1/2, the property tax levy can now be increased annually for all cities and towns, almost all by 2.5% of the prior fiscal year's tax levy plus 2.5% of the value of new properties and of significant improvements to property. Legislation has also been enacted providing for certain local option taxes. A voter initiative petition approved at the statewide general election in November, 1990 further regulates the distribution of Local Aid of no less than 40% of collections from individual income taxes, sales and use taxes, corporate excise taxes, and the balance of the state lottery fund. If implemented in accordance with its terms (including appropriation of the necessary funds), the petition as approved would shift several hundred million dollars to direct Local Aid.
OTHER TAX MEASURES. To provide revenue to pay debt service on both the deficit and Medicaid-related borrowings and to fund certain direct Medicaid expenditures, legislation was enacted imposing an additional tax on certain types of personal income for 1989 and 1990 taxable years at rates of 0.375% and 0.75% respectively, effectively raising the tax rate of 1989 from 5% to 5.375% and for 1990 to 5.75%. Recent legislation has effectively further increased tax rates to 5.95% for tax year 1990 to 6.25% for tax year 1991 and returning to 5.95% for tax year 1992 and subsequent tax years. The tax is applicable to all personal income except income derived from dividends, capital gains, unemployment compensation, alimony, rent, interest, pensions, annuities and IRA/Keogh distributions. The income tax rate on other interest (excluding interest on obligations of the United States and of the Commonwealth and its subdivisions), dividends and net capital gains (after a 50% reduction) was increased from 10% to 12% for tax year 1990 and subsequent years, by recently enacted legislation.
ESTATE TAX REVISIONS. The fiscal 1993 budget included legislation which gradually phases out the current Massachusetts estate tax and replaces it with a "sponge tax" in 1997. The "sponge tax" is based on the maximum amount of the credit for state taxes allowed for federal estate tax purposes. The estate tax is phased out by means of annual increases in the basic exemption from the current $200,000 level. The exemption is increased to $300,000 for 1993, $400,000 for 1994, $500,000 for 1995 and
$600,000 for 1996. In addition, the legislation includes a full marital deduction starting July 1, 1994. Currently the marital deduction is limited to 50% of the Massachusetts adjusted gross estate. The static fiscal impact of the phase out of the estate tax was estimated to be approximately $24.8 million in fiscal 1994 and is estimated to be approximately $72.5 million in fiscal 1995.
OTHER ISSUERS OF MASSACHUSETTS OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the Commonwealth that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth. The brief summary above does not address, nor does it attempt to address, any difficulties and the financial situations of those other issuers of Massachusetts Obligations.



APPENDIX B
PENNSYLVANIA DISCLOSURE
RISK FACTORS. Prospective investors should consider the financial difficulties and pressures which the Commonwealth of Pennsylvania and certain of its municipal subdivisions have undergone. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. There can be no assurance that the Commonwealth will not experience further declines in economic conditions or that portions of the municipal obligations purchased by the Fund will not be affected by such declines. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation in the Commonwealth. It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the following information.
STATE ECONOMY. Pennsylvania has been historically identified as a heavy-industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in the Commonwealth are in the service sector, including trade, medical and the health services, education and financial institutions. The Commonwealth's agricultural industries are also an important component of its economic structure, accounting for more than $3.6 billion in crop and livestock products annually while agribusiness and food related industries support $39 billion in economic activity annually.
Non-manufacturing employment in the Commonwealth has increased steadily since 1980 to its 1995 level of 82.1 percent of total Commonwealth employment. The growth in employment experienced in the Commonwealth during such periods is comparable to the growth in employment in Middle Atlantic region of the United States. Manufacturing, which contributed
17.9 percent of 1995 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1995, the services sector accounted for 30.4 percent of all non-agricultural employment in the Commonwealth while the trade sector accounted for 22.8 percent, The Commonwealth recently experienced a slowdown in its economy. Moreover, economic strengths and weaknesses vary in different parts of the Commonwealth. In general, heavy industry and manufacturing have been facing increasing competition from foreign producers. During 1995, the annual average unemployment rate in the Commonwealth was 5.9 percent compared to 5.6 percent for the United States. For March 1996 the unadjusted unemployment rate was 5.9 percent in the Commonwealth and 5.8 percent in the United States, while the seasonally adjusted unemployment rate for the Commonwealth was 5.6 percent and for the United States was 5.6 percent.
STATE BUDGET. The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, a recommendation for specific additional sources of revenue sufficient to pay the deficiency, (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and (iii) a financial plan for not less than the succeeding five fiscal years, that includes for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.
All funds received by the Commonwealth are subject to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total appropriations enacted by the General Assembly may not exceed the ensuing year's estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.
Pennsylvania uses the "fund" method of accounting. For purposes of government accounting, a "fund" is an independent fiscal and accounting entity with a self-balancing set of accounts, recording cash and/or other resources together with all related liabilities and equities that are segregated for the purpose of carrying on specific activities or attaining certain objectives in accordance with the fund's special regulations, restrictions or limitations. In the Commonwealth, funds are established by legislative enactment or in certain cases by administrative action. Over 150 funds have been established for the purpose of recording the receipt and disbursement of moneys received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.
Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. Since 1984, the Commonwealth has also prepared annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting, as opposed to a modified accrual basis of accounting prescribed by GAAP. The budgetary basis financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.
RECENT FINANCIAL CONDITIONS. From fiscal 1984, when the Commonwealth first prepared its financial statements on a GAAP basis, through fiscal 1989, the Commonwealth reported a positive unreserved-undesignated fund balance for its governmental fund types at each fiscal year end. Slowing economic growth during 1990, leading to a national economic recession beginning in fiscal 1991, reduced revenue growth and increased costs of certain governmental programs and contributed to negative unreserved-undesignated fund balances at the end of the 1990 and 1991 fiscal years. The negative unreserved-undesignated fund balance was due largely to operating deficits in the General Fund and the State Lottery Fund during those fiscal years. Actions taken during fiscal 1992 to bring the General Fund budget back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction to the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Financial performance continued to improve during the 1993 and 1994 fiscal years. The fund balance for the governmental fund types increased from $1,692.8 million on June 30, 1993, as restated, to $1,982.0 million on June 30, 1994, an increase of $289.2 million. An unreserved-undesignated fund balance of $334.7 million was recorded for fiscal 1994 year end. At June 30, 1995, the fund balance totaled $1,927.6 million, including an unreserved-undesignated fund balance of $104.8 million.
FINANCIAL RESULTS FOR RECENT FISCAL YEARS. For the five-year period from fiscal 1991 through fiscal 1995, total revenues and other sources rose at a
9.1 percent average annual rate while total expenditures and other uses grew by 7.4 percent annually. Over two-thirds of the increase in total revenues and other sources during this period occurred during fiscal 1992 when a $2.7 billion tax increase was enacted to address a fiscal 1991 budget deficit and to fund increased expenditures for fiscal 1992. For the four-year period from fiscal 1992 through fiscal 1995, total revenues and other sources increased at an annual average of 3.3 percent, less than one-half the rate of increase for the five-year period beginning with fiscal 1991. This slower rate of growth was due, in part, to tax rate reductions and other tax law revisions that restrained the growth of tax receipts for fiscal years 1993, 1994 and 1995.
Expenditures and other uses followed a pattern similar to that for revenues, although with smaller growth rates, during the fiscal 1991 through fiscal 1995 period. Program areas having the largest increase in costs for the fiscal 1991 to fiscal 1995 period related to protection of persons and property, an expansion of state prisons, and public health and welfare. Recently, efforts to restrain the rapid expansion of public health and welfare program costs have resulted in expenditure increases at or below the total rate of increase for total expenditures in each fiscal year.
FISCAL 1994 FINANCIAL RESULTS. Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the 1993 fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax that ended the 1994 fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and prisons spending contributed to the rate of spending growth for the 1994 fiscal year. The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million.
FISCAL 1995 FINANCIAL RESULTS. Commonwealth revenues for the 1995 fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, an increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers.
Commonwealth revenues during the 1995 fiscal year were $4159.4 million, 2.9 percent, above the estimate of revenues used at the time the 1995 fiscal year budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts, largely due to higher receipts from the corporate net income tax. Fiscal 1995 revenues from the corporate net income tax were 22.6 percent over collections in fiscal 1994 and include the effects of the reduction of the tax rate from 12.25 percent to 11.99 percent that became effective with tax years beginning on and after January 1, 1994.
The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $128.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Tax receipts from both motor vehicle and non-motor vehicle sales contributed to the higher collections. Miscellaneous revenue collections for fiscal 1995 were $183.5 million, $44.9 million above estimate and were largely due to additional investment earnings, escheat revenues and other miscellaneous revenues.
FISCAL 1996 BUDGET. On June 30, 1995, the Governor signed a $16.2 billion general fund budget, an increase of approximately 2.7 percent over the total appropriations from Commonwealth revenues in the fiscal 1995 budget. The appropriations increase for fiscal 1996 is one of the lowest rates in recent years. Areas receiving the largest budgetary increases are medical assistance and basic education. In addition, the budget accelerated corporate net income tax rate reductions, eliminated the inheritance tax paid by a surviving spouse on jointly-owned property, and made other business tax reductions.
FISCAL 1997 BUDGET. In February 1996, the Governor presented his proposed fiscal 1997 budget to the General Assembly. Proposed appropriations from General Fund Commonwealth revenues totals $16,189.9 million, a reduction from the estimated $16,219.9 million (including proposed supplemental appropriations) for fiscal 1996. The proposed reduction represents a decline of approximately 0.2 percent in appropriations from the prior fiscal year. Revenue receipts are estimated to increase by $403.9 million, or 2.5 percent, over anticipated receipts for fiscal 1996. The anticipated increased revenues, together with the projected $140 million of appropriation lapses during fiscal 1996 and the proposed draw-down of approximately $95 million of surplus provide the funding sources for the proposed budget. The proposed draw-down of the fiscal 1996 unappropriated surplus produces a projected 1997 fiscal year end surplus of under $5 million, without any consideration of possible appropriation lapses for fiscal 1997. The decline in appropriation authority over the prior fiscal year in the proposed budget relies on several program changes, including $329 million of cost containment efforts in public health and welfare programs. Other significant cost restraints include reductions to appropriations for the state-aided colleges and universities and no increases for the state-related colleges and universities.
DEBT LIMITS AND OUTSTANDING DEBT. The Pennsylvania Constitution permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt; (iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and (iv) tax anticipation notes payable in the fiscal year of issuance.
Under the Pennsylvania Fiscal Code, the Auditor General is required to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the February 29, 1996 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended June 30, 1995 was approximately $17.7 billion, and, therefore, the net debt limitation for the 1996 fiscal year is $30.9 billion. Outstanding net debt totaled $3.9 billion at June 30, 1995, approximately equal to the net debt at June 30, 1994. At February 29, 1996, the amount of debt authorized by law to be issued, but not yet incurred, was $16.5 billion.
Outstanding general obligation debt totaled $5,045.4 million at June 30, 1995, a decrease of $30.4 million from June 30, 1994. Over the ten-year period ending June 30, 1995, total outstanding general obligation debt increased at an annual rate of 1.1 percent. Within the most recent five-year period, outstanding general obligation debt has grown at an annual rate of 1.7 percent.
DEBT RATINGS. All outstanding general obligation bonds of the Commonwealth are rated AA - by S&P and Al by Moody's.
CITY OF PHILADELPHIA. The City of Philadelphia (the "CITY" or "PHILADELPHIA") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which have culminated in serious financial difficulties for the City. In its 1992 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.
In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowered PICA to issue notes and bonds on behalf of Philadelphia, and also authorized Philadelphia to levy a one-percent sales tax, the proceeds of which would be used to pay off the bonds. In return for Pica's fiscal assistance, Philadelphia is required, among other things, to establish five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on April 17, 1995. Technical modifications were made to that plan as of July 12, 1995 and the revised plan, incorporating such technical modifications, was approved by PICA on July 18, 1995. As of November 15, 1995, PICA has issued approximately $1,418.7 million of its Special Tax Revenue Bonds.
No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit, as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expires on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted.
In January 1993, Philadelphia anticipated a cumulative general fund budget deficit of $57 million for the 1993 fiscal year. In response to the anticipated deficit, the Mayor unveiled a financial plan eliminating the budget deficit for the 1993 budget year through significant service cuts that included a plan to privatize certain city-provided services. Due to an upsurge in tax receipts, cost-cutting and additional PICA borrowings, Philadelphia completed the 1993 fiscal year with a balanced general fund budget. The audit findings for fiscal year 1993 show a cumulative general fund surplus of approximately $3 million for the fiscal year ended June 30, 1993.
In January 1994, the Mayor proposed a $2.3 billion city general fund budget that included no tax increases, no significant service cuts and a series of modest health and welfare program increases. At that time, the Mayor also unveiled a $2.2 billion program (the "PHILADELPHIA ECONOMIC STIMULUS PROGRAM") designed to stimulate Philadelphia's economy and stop the loss of 1,000 jobs a month. In its 1994 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund surplus of approximately $15.4 million for the fiscal year ended June 30, 1994, up from approximately $3 million as of June 30, 1.993. Philadelphia's preliminary unaudited General Fund financial statements at June 30, 1995 project a surplus approximating $59.6 million.
S&P's rating on Philadelphia's general obligation bonds is "BBB-." Moody's rating is currently "Baa."
LITIGATION. The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended. Under the Act, damages for any loss are limited to $250,000 per person and $1 million for each accident.



CONTENTS OF REGISTRATION STATEMENT
This Registration Statement comprises the following papers and documents:
 The facing sheet
 The Cross-Reference Sheet
 The Prospectus
 The signatures
 The consents of independent public accountants, rating services and legal counsel
The following exhibits:
1.1 Proposed form of Trust Agreement (to be filed by amendment).
3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).
3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be filed by amendment).
3.3. Opinion of counsel as to advancement of funds by Trustee.
3.4. Opinion of counsel as to New York tax status of securities being registered.
3.5. Opinion of counsel regarding state tax matters.
4.1 Consent of Independent Auditors (to be filed by amendment).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, Fidelity Defined Trusts, Municipal Income Trust Series 1 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and State of Massachusetts on the ____ day of January, 1997.
Fidelity Defined Trusts, Municipal Income Trust Series 1
(Registrant)
By: National Financial Services Corporation
 (Depositor)

  David J. Pearlman
  Assistant Clerk
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on January __, 1997.
 Signature Title
James H. Messenger President and Chairman of the Board
Frederick J. Knapp Director
Robert P. Mazzarella Director
Sherif A. Nada Director
Gordon R. Watson Director
Shaugn Stanley Vice President, Finance and Chief
   Financial Officer
            David J. Pearlman
  (Attorney-in-fact)*
_______________________________
*An executed copy of the related powers of attorney was filed as Exhibit
7.1 to the initial Registration Statement on Form S-6 for Fidelity Defined Trusts, Series 1 as filed on August 29, 1995 (File No. 33-62243) and the same is hereby incorporated herein by this reference.